Exhibit 99.1

MANAGEMENT
INFORMATION
CIRCULAR

ANNUAL MEETING
OF SHAREHOLDERS
TO BE HELD ON MAY 14, 2010

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF THOMSON REUTERS CORPORATION

To our shareholders,

We are pleased to invite you to attend the 2010 Thomson Reuters annual meeting of shareholders on Friday, May 14, 2010 at 12:00 p.m. (Eastern Daylight Time). The meeting will be held at the Design Exchange, 234 Bay Street, Toronto, Ontario, Canada. We will be offering a live video webcast of the meeting in London at The Thomson Reuters Building, which is located at 30 South Colonnade, Canary Wharf. A webcast will also be available at www.thomsonreuters.com.

BUSINESS

The business of the meeting will be to:

1.	Receive our consolidated financial statements for the year ended December 31, 2009 and the auditors’ report on those statements;

2.	Elect directors;

3.	Appoint the auditors and authorize the directors to fix the auditors’ remuneration;

4.	Consider an advisory resolution on executive compensation; and

5.	Transact any other business properly brought before the meeting and any adjourned or postponed meeting.

These matters are discussed in more detail in the accompanying management information circular. At the meeting, you will also have an opportunity to hear about our 2009 performance and our plans for Thomson Reuters going forward. Shareholders in attendance in Toronto will have an opportunity to ask questions.

RECORD DATE

You are entitled to vote at the meeting, and any adjourned or postponed meeting, if you were a holder of our common shares as of 5:00 p.m. (Eastern Daylight Time) on March 31, 2010.

VOTING

Please vote by proxy on the matters to be considered at the meeting if it is not convenient for you to attend in person. The enclosed proxy form contains instructions on how to complete and send your voting instructions. If you hold your shares through a broker or other intermediary, you should follow the procedures provided by your broker or intermediary. Our transfer agent, Computershare Trust Company of Canada, must receive your proxy or voting instructions no later than 5:00 p.m. (Eastern Daylight Time) on Wednesday, May 12, 2010, or if the meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting. If you have any questions or need assistance voting your shares, please call Computershare Trust Company of Canada, toll-free in Canada and the United States, at 1.800.564.6253.

The Thomson Reuters board considers all of the proposals described in the enclosed materials to be in the best interests of our shareholders. Accordingly, the board unanimously recommends that you cast your vote “FOR” all of these items of business.

Thank you for your continued support of, and interest in, Thomson Reuters.

Very truly yours,

/s/ David Thomson	/s/ Thomas H. Glocer

David Thomson	Thomas H. Glocer
Chairman of the Board	Chief Executive Officer

March 26, 2010

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

Section		Purpose
2	About This Circular and Related Proxy Materials	Explains why we’ve sent a circular to you.
2	Voting Information	Explains how to vote at the meeting, whether or not you plan to attend in person.
5	Annual and Quarterly Financial Statements and Related MD&A	Tells you where you can find our financials and MD&A.
5	Electronic Delivery of Shareholder Communications	Explains how you can sign up to receive Thomson Reuters shareholder communications by e-mail.
5	Principal Shareholder and Share Capital	Provides information about Woodbridge, our principal shareholder.
6	Business of the Meeting • Election of Directors • Appointment of Independent Auditors • Advisory Resolution on Executive Compensation	Explains the three agenda items that you will be asked to vote on at this meeting.
14	Compensation Discussion and Analysis	Explains our key compensation practices and the components of executive compensation.
29	Executive Compensation	Provides information about the 2009 and 2008 compensation paid to our CEO, CFO and 3 other most highly compensated executive officers.
33	Pension and Other Retirement Benefits	Explains post-employment benefits.
35	Termination Benefits	Explains benefits that would be payable to our named executive officers if they are terminated.
38	Director Compensation	Provides information about compensation paid to our directors in 2009.
40	Indebtedness of Officers, Directors and Employees	Explains that our executive officers and directors are not indebted to us.
40	Directors’ and Officers’ Indemnification and Insurance	Explains indemnification and insurance that we provide to our directors and officers.
41	Report of the Audit Committee	Contains a report from the Audit Committee of our board of directors.
42	Statement of Corporate Governance Practices	Describes our board, its committees and other corporate governance practices.
52	Share Repurchase Program	Describes our program related to buybacks of our shares.
53	Additional Information	Explains where to find more information about our company.
53	Directors’ Approval	Mentions that our directors have approved this circular.
A-1	Appendix A — Plan Descriptions	Contains information about the plans under which we issue share-based and other compensation awards.

Thomson Reuters Management Information Circular

ABOUT THIS CIRCULAR AND RELATED PROXY MATERIALS

We are providing this circular and proxy materials to you in connection with our annual meeting of shareholders to be held on Friday, May 14, 2010. As a shareholder, you are invited to attend the meeting. If you are unable to attend, you may still vote by completing the enclosed proxy form.

This circular describes the items to be voted on at the meeting and the voting process and contains additional information about executive compensation, corporate governance practices and other matters that will be discussed at the meeting.

Please see the “Voting Information” section below for an explanation of how you can vote on the matters to be considered at the meeting, whether or not you decide to attend the meeting.

Unless otherwise indicated, all dollar amounts in this circular are expressed in U.S. dollars, and information is as of March 26, 2010.

In this circular, the terms “we”, “us” and “our” refer to Thomson Reuters and our consolidated subsidiaries. The term “Woodbridge” refers to The Woodbridge Company Limited and other companies affiliated with it.

Certain financial measures discussed in this circular, such as revenues before currency, underlying operating profit margin, underlying free cash flow, adjusted earnings per share (EPS) and return on invested capital (ROIC) are non-International Financial Reporting Standards (IFRS) financial measures. For a reconciliation of each of these measures to the most directly comparable IFRS measure, please see our 2009 annual management’s discussion and analysis.

VOTING INFORMATION

What is the business of the meeting?

At the meeting, shareholders will be asked to vote on three items of business: (1) the election of directors of our company; (2) the appointment of PricewaterhouseCoopers LLP as our auditors; and (3) an advisory resolution on executive compensation, which is sometimes referred to as a “say on pay” vote.

We are not aware of any other matters to be considered at the meeting. However, you may also vote on any other business that may properly come before the meeting.

How many votes are required for approval?

A simple majority (more than 50%) of votes cast, in person or by proxy, is required to approve each item of business.

Who can vote at the meeting?

Holders of our common shares as of 5:00 p.m. (Eastern Daylight Time) on March 31, 2010 are entitled to vote at the meeting or any adjourned or postponed meeting. Each share is entitled to one vote. As of March 26, 2010, there were 830,866,992 common shares outstanding.

You should determine whether you are a registered or non-registered holder of our common shares. Most of our shareholders are non-registered holders.

•
You are a registered shareholder if your name appears directly on your share certificates, or if you hold your common shares in book-entry form through the direct registration system (DRS) on the records of our transfer agent, Computershare Trust Company of Canada.

•	You are a non-registered shareholder if you own shares indirectly and the shares are registered in the name of an intermediary. For example, you are a non-registered shareholder if:

o	your common shares are held in the name of a bank, trust company, securities broker, trustee or custodian; or

o	you hold Depositary Interests representing our common shares which are held in the name of Computershare Company Nominees Limited as nominee and custodian.

Non-registered shareholders are sometimes referred to as “beneficial owners”.

Thomson Reuters Management Information Circular

How do I vote in person?

Registered shareholders

You do not need to do anything except attend the meeting. Do not complete or return your proxy form, as your vote will be taken at the meeting. You should register with representatives of Computershare Trust Company of Canada when you arrive at the meeting. If you wish to vote common shares registered in the name of a legal entity, that entity must submit a properly executed proxy form to Computershare Trust Company of Canada by the proxy cut-off time which appoints you to vote the common shares on its behalf.

Non-registered shareholders

You should do one of the following if you plan to attend the meeting:

•
If you have received a proxy form from your intermediary, insert your own name in the blank space provided on the proxy form to appoint yourself as proxyholder. If the intermediary has not signed the proxy form, you must sign and date it. Follow your intermediary’s instructions for returning the proxy form; or

•	If you have received a voting instruction form, or VIF, from your intermediary, follow your intermediary’s instructions for completing the form.

How do I vote by proxy?

If it is not convenient for you to attend the meeting, you may vote by proxy on the matters to be considered at the meeting. A proxy is a document that authorizes someone else to attend the meeting and cast votes for you.

Registered shareholders

•
You may authorize our directors who are named on the enclosed proxy form to vote your shares as your proxyholder. You may give voting instructions by mail, through the Internet or by telephone. Please refer to your proxy form for instructions.

•
You may appoint another person to attend the meeting on your behalf and vote your shares as your proxyholder. If you choose this option, you can appoint your proxy by mail or through the Internet. If you mail the proxy form, you must print that person’s name in the blank space provided on the back of the enclosed proxy form and you should indicate how you want your shares voted. Sign, date and return the proxy form in the envelope provided. If you vote through the Internet, you may also appoint another person to be your proxyholder. You may choose anyone to be your proxyholder; the person does not have to be another shareholder. You may be able to appoint more than one proxyholder, provided that each proxyholder is entitled to exercise the rights attaching to different shares held by you. If you do appoint more than one proxyholder, please enter the number of shares next to the proxyholder’s name that he or she is entitled to vote. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. Proxyholders should register with representatives of Computershare Trust Company of Canada when they arrive at the meeting.

Non-registered shareholders

If you are a non-registered shareholder who receives a proxy form or VIF, you should follow your intermediary’s instruction for completing the form. Holders of Depositary Interests will receive a voting form of instruction or direction from Computershare Investor Services PLC.

Please remember that if you are a registered shareholder, your proxy or voting instructions must be received by 5:00 p.m. (Eastern Daylight Time) on Wednesday, May 12, 2010. Non-registered shareholders will be subject to earlier deadlines as specified in their proxy or voting instructions. If the meeting is adjourned or postponed, the proxy cut-off deadline will be no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting.

Thomson Reuters Management Information Circular

How will my shares be voted if I appoint a proxyholder?

Your proxyholder must vote your shares on each matter according to your instructions if you have properly completed and returned a proxy form. If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. If you have appointed our directors named on the enclosed proxy form as your proxyholder, and you have not specified how you want your shares to be voted, your shares will be voted FOR each of the items of business described in this circular.

What happens if any amendments are properly made to the items of business to be considered or if other matters are properly brought before the meeting?

Your proxyholder will have discretionary authority to vote your shares as he or she sees fit. As of the date of this circular, management knows of no such amendment, variation or other matter expected to come before the meeting.

If I change my mind, how do I revoke my proxy or voting instructions?

If you have returned a proxy form or have given voting instructions, you may revoke them in any of the following ways:

•
By completing and signing a proxy form with a later date than the proxy form you previously returned, and delivering it to Computershare Trust Company of Canada at any time before 5:00 p.m. (Eastern Daylight Time) on Wednesday, May 12, 2010. If the meeting is adjourned or postponed, the deadline will be no later than 48 hours before any adjourned or postponed meeting;

•	By completing a written statement revoking your instructions, which is signed by you or your attorney authorized in writing, and delivering it:

o
To the offices of Computershare Trust Company of Canada at any time before 5:00 p.m. (Eastern Daylight Time) on Thursday, May 13, 2010. If the meeting is adjourned or postponed, the deadline will be no later than 48 hours before any adjourned or postponed meeting; or

o	To the Chair of the meeting before the meeting starts; or

o
If you are a non-registered shareholder, you may revoke a proxy or voting instructions (or a waiver of the right to receive meeting materials and to vote) given to your intermediary at any time by written notice to the intermediary, provided that the revocation is received by the intermediary at least seven days before the meeting. If your revocation is not received by that time, your intermediary is not required to act on it; or

o	In any other manner permitted by law.

Who is soliciting my proxy?

Thomson Reuters management and directors may solicit your proxy for use at the meeting and any adjourned or postponed meeting. Our management and directors may solicit proxies by mail and in person. We are paying all costs of solicitation.

Is my vote confidential?

Yes. Our registrar, Computershare Trust Company of Canada, independently counts and tabulates the proxies to preserve the confidentiality of individual shareholder votes. Proxies are referred to us only in cases where a shareholder clearly intends to communicate with management, in the event of questions as to the validity of a proxy or where it is necessary to do so to meet applicable legal requirements.

How will Thomson Reuters report the voting results of the meeting?

Following the meeting, we will post the voting results in the “Investor Relations” section of our website, www.thomsonreuters.com. We will also file a copy of the results with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. For more information, see the “Additional Information” section of this circular.

Thomson Reuters Management Information Circular

ANNUAL AND QUARTERLY FINANCIAL STATEMENTS AND RELATED MD&A

Our annual and quarterly reports and earnings releases are available in the “Investor Relations” section of our website, www.thomsonreuters.com. Please also see the “Electronic Delivery of Shareholder Communications” section below for information about electronic delivery of these reports and other shareholder communications.

ELECTRONIC DELIVERY OF SHAREHOLDER COMMUNICATIONS

Does Thomson Reuters provide electronic delivery of shareholder communications?

Yes. Electronic delivery is a voluntary program for our shareholders. Under this program, an e-mail notification is sent advising you that documents (such as this circular) that must be delivered under applicable securities law are available on our website.

Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

How can I enroll for electronic delivery of shareholder communications?

If you are a registered shareholder, please go to www.computershare.com/eDelivery and click on "eDelivery Signup”. You will need information from your proxy form to register.

For most non-registered shareholders (other than holders of our Depositary Interests), please go to www.investordelivery.com for more instructions and to register. You will need your Enrollment Number/Control Number. You can find this number on your voting instruction form/proxy form.

PRINCIPAL SHAREHOLDER AND SHARE CAPITAL

As of March 26, 2010, Woodbridge beneficially owned 455,857,799 of our common shares, or approximately 55% of our outstanding common shares. Woodbridge is the principal and controlling shareholder of Thomson Reuters.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson Reuters, has other substantial investments.

Prior to his passing in June 2006, Kenneth R. Thomson controlled our company through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.

Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of our company’s common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained.

Note 32 to our 2009 annual consolidated financial statements provides information on certain transactions that we entered into with Woodbridge in 2009 and 2008.

To our knowledge, no other person beneficially owns, directly or indirectly, 10% or more of our common shares.

Thomson Reuters Management Information Circular

BUSINESS OF THE MEETING

1.	FINANCIAL STATEMENTS

Our 2009 annual consolidated financial statements are included in our 2009 annual report. A copy of our 2009 annual report is also available in the “Investor Relations” section of our website, www.thomsonreuters.com.

2.	ELECTION OF DIRECTORS

HIGHLIGHTS
•	At the meeting, 15 individuals are proposed to be elected to our board of directors. All of these individuals are currently directors of our company.

•	A majority of our directors are considered to be independent.

•	Thomas H. Glocer (our CEO) is the only member of management who is a director.

•	Each director elected will continue to hold office until the next annual meeting of shareholders in 2011 or until the director resigns or a successor is elected or appointed.

•	Each director’s biographical details are set forth below.

The board unanimously recommends that you vote FOR the election of the following 15 nominees to the Thomson Reuters board of directors: David Thomson, W. Geoffrey Beattie, Niall FitzGerald, Thomas H. Glocer, Manvinder S. Banga, Mary Cirillo, Steven A. Denning, Lawton Fitt, Roger L. Martin, Sir Deryck Maughan, Ken Olisa, Vance K. Opperman, John M. Thompson, Peter J. Thomson and John A. Tory. Mr. Glocer is the CEO of Thomson Reuters.

Management does not believe that any of the nominees will be unable to serve as a director but, if this should occur for any reason prior to the meeting, the persons named in the enclosed proxy form may vote for another nominee at their discretion.

The board has adopted a policy which provides that if a director does not receive the support of a majority of the votes cast at the annual meeting of shareholders, the director will tender his or her resignation to the Chairman, to be effective when accepted by the board. The Corporate Governance Committee will consider the director’s offer to resign and make a recommendation to the board as to whether to accept it. The board will have 90 days from the annual meeting to make and publicly disclose its decision.

For additional information about our board, including a discussion of its key responsibilities, committees and director attendance, please see the “Statement of Corporate Governance Practices” section of this circular. Information about compensation paid to our directors in 2009 is provided in the “Director Compensation” section of this circular.

Nominee information. The following provides information as of March 26, 2010 regarding the director nominees and includes information about the board committees on which they serve. This information is included together with each nominee’s place of residence, age, year first elected or appointed as a director of our company, attendance at 2009 board and committee meetings, status as independent or non-independent, principal occupation and other current directorships.

The following also provides the number of common shares beneficially owned directly or indirectly by them, or over which they exercised control or direction, and the number of restricted share units (RSUs), deferred share units (DSUs) and options held by, or credited to, them, in each case as of March 26, 2010. Information regarding common shares beneficially owned does not include shares that may be obtained through the exercise or vesting of options, RSUs or DSUs. Information as to common shares beneficially owned or under control or direction is not within our knowledge and has been provided to us by each nominee.

The market value of shares beneficially owned is based on the closing price of our common shares on the New York Stock Exchange (NYSE) on March 26, 2010. The market value of DSUs is based on the closing price of our common shares on the NYSE on that date.

Thomson Reuters Management Information Circular

David Thomson 1 Age: 52 Toronto, Ontario, Canada Director since 1988 Non-independent Areas of expertise: investment management, retail

David Thomson is Chairman of Thomson Reuters. He is also a Chairman of Woodbridge, the Thomson family investment company. Mr. Thomson is an active private investor with a focus on real estate and serves on the boards of several private companies. Mr. Thomson has a MA from Cambridge University.

Board/committee membership	2009 attendance		Other public company board memberships
Board	13 of 13	100%	–
Total	13 of 13	100%

Securities held 2				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
–	–	–	–	–	$ –

W. Geoffrey Beattie Age: 50 Toronto, Ontario, Canada Director since 1998 Non-independent Areas of expertise: investment management, legal, media

W. Geoffrey Beattie is a Deputy Chairman of Thomson Reuters. He is President and a director of Woodbridge, the Thomson family investment company. In addition to his public company board memberships, Mr. Beattie is Chairman of CTVglobemedia, a Canadian broadcasting and publishing company. He is a trustee of the University Health Network. Mr. Beattie has a law degree from the University of Western Ontario.

Board/committee membership	2009 attendance		Other public company board memberships
Board	13 of 13	100%	Royal Bank of Canada
Corporate Governance	3 of 3	100%	General Electric Company
HR	4 of 4	100%	Maple Leaf Foods Inc.
Total	20 of 20	100%

Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
277,434	107,345	–	200,000	277,434	$9,982,075

Niall FitzGerald, KBE Age: 64 London, United Kingdom Director since 2008 Independent Areas of expertise: international business, operations, finance

Niall FitzGerald, KBE, is a Deputy Chairman of Thomson Reuters. He joined the Reuters board in 2003 and became Chairman in 2004, a position he held until April 2008 when Reuters was acquired. Mr. FitzGerald was Chairman and CEO of Unilever PLC, a consumer goods company, from 1996 until his retirement in October 2004. Mr. FitzGerald serves on the International Business Council of the World Economic Forum and is a member of the World Economic Forum Foundation board. He serves a number of other not-for-profit organizations and is on various advisory bodies. He has a Commerce degree from University College in Dublin and holds a number of honorary doctorates from US, British and Irish universities.

Board/committee membership	2009 attendance		Other public company board memberships
Board	12 of 13	92%	–
Corporate Governance	3 of 3	100%
HR	4 of 4	100%
Total	19 of 20	95%

Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
36,405	35,496	–	–	36,405	$1,309,852

Thomson Reuters Management Information Circular

Thomas H. Glocer Age: 50 New York, New York, United States Director since 2008 Non-independent Areas of expertise: legal, finance, media, technology, operations, international business

Tom Glocer is Chief Executive Officer of Thomson Reuters. Prior to April 2008, Mr. Glocer was CEO of Reuters. He joined Reuters in 1993, holding a number of key leadership positions within the organization prior to becoming CEO in 2001. Mr. Glocer practiced law at Davis, Polk & Wardwell in New York, Paris and Tokyo from 1984 to 1993. He joined the board of Reuters in 2000. Mr. Glocer serves on several academic / not-for-profit organizations and advisory councils including the Council on Foreign Relations and the International Business Council of the World Economic Forum. He has a bachelor’s degree from Columbia University and a law degree from Yale University.

Board/committee membership	2009 attendance		Other public company board memberships
Board	12 of 13*	92%	Merck & Co., Inc.
Total	12 of 13*	92%

Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
445,231	759,165	140,000	922,450	585,231	$21,056,611

Manvinder S. Banga Age: 55 London, United Kingdom Director since 2009 Independent Areas of expertise: international business, finance, technology, operations

Manvinder (Vindi) Banga is President, Foods, Home & Personal Care of Unilever PLC, a position he has held since April 2005. He has held a number of other positions over his 30 year career with Unilever, including Business Group President for Unilever’s Home and Personal Care business in Asia and Chairman and Managing Director of Hindustan Unilever Ltd, the latter being a position held until June 2005. Mr. Banga is a member of the Prime Minister of India’s Council on Trade & Industry as well as several other academic boards. He is a Gold Medalist from both the Indian Institute of Technology (IIT), Delhi, where he completed his Bachelor of Technology in Mechanical Engineering; and the IIM Ahmedabad where he obtained a post graduate degree in Management.

Board/committee membership	2009 attendance		Other public company board memberships
Board	11 of 13	85%	Maruti Suzuki Ltd.
HR	4 of 4	100%
Total	15 of 17	88%

Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
3,032	–	–	–	3,032	$109,091

Mary Cirillo Age: 62 New York, New York, United States Director since 2005 Independent Areas of expertise: technology, finance, operations, international business

Mary Cirillo is a corporate director. Ms. Cirillo was Chair and Chief Executive Officer of Opcenter, LLC, an Internet consulting firm, from 2000 to 2003. Prior to that, she was a senior banking executive for over 20 years at Citibank. Ms. Cirillo is a member of the Advisory Board of Hudson Venture Partners, L.P., a venture capital firm, and serves on the boards of several cultural and educational organizations. She has a BA from Hunter College.

Board/committee membership	2009 attendance		Other public company board memberships
Board	12 of 13	92%	Dealer Track Holdings Inc.
Corporate Governance	3 of 3	100%	ACE Ltd.
HR	4 of 4	100%
Total	19 of 20	95%

Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
3,032	–	11,481	–	14,513	$522,178

* Mr. Glocer was unable to attend one telephone meeting of the board due to business travels.

Thomson Reuters Management Information Circular

Steven A. Denning Age: 61 Greenwich, Connecticut, United States Director since 2000 Independent Areas of expertise: investment management, healthcare, technology, international business

Steven Denning is Chairman of General Atlantic LLC, a private equity investment firm that focuses exclusively on investing in companies that provide or use information technology. Mr. Denning has been with General Atlantic (or its predecessor) since 1980. He serves on the boards of several cultural and educational organizations. He has an MBA from Stanford Business School.

Board/committee membership	2009 attendance		Other public company board memberships
Board	13 of 13	100%	IHS, Inc.
HR	4 of 4	100%	Genpact Limited
Total	17 of 17	100%

Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
25,988	–	18,588	–	44,576	$1,603,844

Lawton Fitt Age: 56 New York, New York, United States Director since 2008 Independent Areas of expertise: finance, international business

Lawton Fitt is a corporate director. She joined the board of Reuters in 2004. Ms. Fitt served as Secretary (CEO) of the Royal Academy of Arts in London from 2002 to March 2005. Prior to that, she was an investment banker with Goldman Sachs & Co., where she became a partner in 1994 and a managing director in 1996. She is a director of several not-for-profit organizations. Ms. Fitt has a bachelor’s degree from Brown University and an MBA from the University of Virginia.

Board/committee membership	2009 attendance		Other public company board memberships
Board	12 of 13	92%	CIENA Corporation
Audit	8 of 8	100%	Frontier Communications Corp.
Total	20 of 21	95%	The Progressive Corporation

Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
4,000	–	–	–	4,000	$143,920

Roger L. Martin Age: 53 Toronto, Ontario, Canada Director since 1999 Independent Areas of expertise: finance, marketing, international business

Roger Martin is Dean of the Joseph L. Rotman School of Management at the University of Toronto, a post-secondary educational institution, a position he has held since 1998. Previously, Mr. Martin was a Director of Monitor Company, a global strategy consulting firm. Mr. Martin is Chair of the Ontario Task Force on Competitiveness, Productivity and Economic Progress and is the Director of the AIC Institute for Corporate Citizenship. He also serves on the boards of several not-for-profit organizations. He has an MBA from Harvard University.

Board/committee membership	2009 attendance		Other public company board memberships
Board	11 of 13	85%	Research in Motion Ltd.
Audit	6 of 8	75%
Total	17 of 21	81%

Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
7,500	–	29,369	–	36,869	$1,326,547

Thomson Reuters Management Information Circular

Sir Deryck Maughan Age: 62 New York, New York, United States Director since 2008 Independent Areas of expertise: finance, international business, operations

Sir Deryck Maughan is a Partner of Kohlberg Kravis Roberts & Co., a global asset management company. He was Chairman and Chief Executive Officer of Citigroup International until 2004 and served as Vice Chairman of the New York Stock Exchange from 1996 to 2000. Sir Deryck joined the board of Reuters in 2005. He also serves on the boards of several charitable organizations. Sir Deryck is a graduate of King’s College, University of London and the Graduate School of Business, Stanford University.

Board/committee membership	2009 attendance		Other public company board memberships
Board	11 of 13	85%	GlaxoSmithKline plc
Corporate Governance	3 of 3	100%	BlackRock Inc.
Total	14 of 16	88%

Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
–	–	5,219	–	5,219	$187,780

Ken Olisa Age: 58 London, United Kingdom Director since 2008 Independent Areas of expertise: technology, operations, finance, international business

Ken Olisa is a corporate director. He joined the board of Reuters in 2004. From 1992 to 2006, Mr. Olisa was Chair and CEO of Interregnum PLC, a technology merchant bank. Prior to that, he was a senior executive for over 20 years at Wang Labs and IBM. From 1995 to 2000, Mr. Olisa was a director of Open Text Corporation. Mr. Olisa is a founder and Chairman of Restoration Partners, a boutique technology merchant bank and he serves on the board of several U.K. not-for-profit organizations. He has a MA from Fitzwilliam College, Cambridge.

Board/committee membership	2009 attendance		Other public company board memberships
Board	13 of 13	100%	Eurasian Natural Resources Corporation Plc
Audit	8 of 8	100%
Total	21 of 21	100%

Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
1,998	–	–	–	1,998	$71,888

Vance K. Opperman Age: 67 Minneapolis, Minnesota, United States Director since 1996 Independent Areas of expertise: legal, operations, finance, publishing, investment management

Vance Opperman is President and Chief Executive Officer of Key Investment, Inc., a private investment company involved in publishing and other activities. Previously, Mr. Opperman was President of West Publishing Company, an information provider of legal and business research which is now owned by Thomson Reuters. He serves on the boards of several educational and not-for-profit organizations. He has a law degree from the University of Minnesota and practiced law for many years.

Board/committee membership	2009 attendance		Other public company board memberships
Board	13 of 13	100%	TCF Financial Corporation
Audit	8 of 8	100%
Total	21 of 21	100%

Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
50,000	–	35,862	–	85,862	$3,089,315

Thomson Reuters Management Information Circular

John M. Thompson Age: 67 Toronto, Ontario, Canada Director since 2003 Independent Areas of expertise: technology, operations, marketing, finance, international business

John Thompson is Chairman of the Board of The Toronto-Dominion Bank, a Canadian financial institution.  Mr. Thompson held a number of senior management positions in his career at IBM including having oversight responsibility for the company’s worldwide technology, manufacturing and business strategy. He was Vice Chairman of the Board of IBM from 2000 until 2002. He is a graduate of the University of Western Ontario with a degree in Engineering Science. Mr. Thompson also completed executive management programs at the Richard Ivey School at the University of Western Ontario and the Kellogg Graduate School of Business at Northwestern University. Mr. Thompson is also Chancellor of the University of Western Ontario.

Board/committee membership	2009 attendance		Other public company board memberships
Board	13 of 13	100%	The Toronto-Dominion Bank
Audit	7 of 8	88%	Royal Philips Electronics N.V.
Corporate Governance	3 of 3	100%
Total	23 of 24	96%

Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
19,890 3	–	19,395	–	39,285	$1,413,474

Peter J. Thomson 1 Age: 44 Toronto, Ontario, Canada Director since 1995 Non-independent Areas of expertise: investment management, science, healthcare, technology

Peter J. Thomson is a Chairman of Woodbridge, the Thomson family investment company. Mr. Thomson is an active private equity investor and serves on the boards of several private companies. He has a BA from the University of Western Ontario.

Board/committee membership	2009 attendance		Other public company board memberships
Board	13 of 13	100%	–
Total	13 of 13	100%

Securities held 2				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
–	–	1,700	–	1,700	$61,166

John A. Tory Age: 80 Toronto, Ontario, Canada Director since 1978 Non-independent Areas of expertise: investment management, legal, international business, publishing

John Tory is a director of Woodbridge. He was President of Woodbridge from 1973 to 1998 and Deputy Chairman of Thomson from 1978 to 1997. Mr. Tory has a law degree from the University of Toronto.

Board/committee membership	2009 attendance		Other public company board memberships
Board	13 of 13	100%	Rogers Communications Inc.
HR	4 of 4	100%
Total	17 of 17	100%

Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
608,000	–	2,959	–	610,959	$21,982,305

1	David Thomson and Peter Thomson, both of whom are nominees, are brothers.

2
David Thomson and Peter Thomson are members of the family of the late first Lord Thomson of Fleet. For additional information, please see the “Principal Shareholder and Share Capital” section of this circular.

3	In addition, Mrs. J.M. Thompson owns 300 common shares.

Thomson Reuters Management Information Circular

3.	APPOINTMENT OF INDEPENDENT AUDITORS

HIGHLIGHTS
—	We are proposing to re-appoint PricewaterhouseCoopers LLP as our independent auditors for another year until the 2011 annual meeting of shareholders.

—	PricewaterhouseCoopers LLP have been our auditors since 1977.

—	The amount of fees that we paid to PricewaterhouseCoopers LLP in 2009 and 2008 are set forth below.

The board unanimously recommends that PricewaterhouseCoopers LLP be appointed as the auditors of our company, to hold office until the next annual meeting of shareholders. It is also recommended that the board be authorized to fix the remuneration of PricewaterhouseCoopers LLP.

The following table sets forth fees related to services rendered by PricewaterhouseCoopers LLP and its affiliates in 2009 and 2008:

(in millions of U.S. dollars)	2009	2008
Audit fees	$20.8	$23.8
Audit-related fees	2.8	3.8
Tax fees	10.2	11.2
All other fees	1.0	0.7
Total	$34.8	$39.5

The following are descriptions of fees for services rendered by PricewaterhouseCoopers LLP in 2009 and 2008.

Audit Fees

These audit fees were for professional services rendered for the audits of consolidated financial statements, reviews of interim financial statements included in periodic reports, audits related to internal control over financial reporting, and services that generally only the independent auditors can reasonably provide, such as comfort letters, statutory audits, consents, and assistance and review of documents filed with securities regulatory authorities.

Audit-related Fees

These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under the “audit fees” category above. These services included advisory services related to our company’s conversion from Canadian GAAP to International Financial Reporting Standards (IFRS), audits of various employee benefit plans, transaction due diligence, subsidiary audits and other services related to acquisitions and dispositions.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, customs and duties, and restructurings, mergers and acquisitions.

All Other Fees

Fees disclosed in the tables above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above. These services included:

•	French translations of our financial statements, MD&A and financial information included in our prospectuses and other offering documents; and

•	Authoring content for inclusion in certain products and services.

Thomson Reuters Management Information Circular

Pre-approval Policies and Procedures

Information regarding our policy regarding pre-approval of all audit and permissible non-audit services is set forth in the “Statement of Corporate Governance Practices” section of this circular.

4.	ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION (SAY ON PAY)

HIGHLIGHTS
—	We are proposing a non-binding advisory “say on pay” resolution related to executive compensation.

—	This resolution is a recommended best practice of the Canadian Coalition for Good Governance (CCGG).

Our overall philosophy regarding executive compensation is to pay for performance. We believe this drives our management team to achieve higher levels of results for the benefit of Thomson Reuters and our shareholders. We describe our executive compensation programs in the “Compensation Discussion and Analysis” section of this circular.

At last year’s Thomson Reuters annual shareholder meeting, one of the agenda items included a vote on remuneration. We have adopted an advisory resolution at this year’s meeting as part of our dialogue with shareholders about our executive compensation programs. This type of resolution is often referred to as a “say on pay” vote. As this is an advisory resolution, the results will not be binding upon the board. However, the board will take voting results into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase its engagement with shareholders on compensation-related matters.

We plan to disclose the results of the shareholder advisory resolution as part of our report on voting results for the meeting.

Shareholders with questions about our compensation programs are encouraged to contact our Investor Relations department by e-mail at investor.relations@thomsonreuters.com or by phone at 1.800.969.9974.

The board unanimously recommends that you vote FOR this matter on an advisory basis to accept our approach to executive compensation, as described in this circular.

Thomson Reuters Management Information Circular

COMPENSATION DISCUSSION AND ANALYSIS

HIGHLIGHTS
—	This section explains what we pay to our CEO, CFO and three other most highly compensated executive officers.

—	We also explain why we pay each component of compensation.

—	Most of our executive compensation is tied to performance and aligned with shareholder interests.

OVERVIEW

2009 was the first full year of Thomson Reuters, and it was a year of unprecedented challenge and achievement for the company. Despite challenging global markets, Thomson Reuters delivered strong performance in 2009 and continued to invest in key projects that are designed to help us accelerate growth and deliver long-term value to shareholders.

In 2009, our company was successful in addressing our three business priorities for the year:

•	Integration – We are ahead of schedule on the integration plan for Reuters, including on planned acquisition cost savings. As of year-end 2009, we had achieved $1.1 billion in run-rate savings;

•
Globalization – Last year, we took steps to expand our position in the world’s fastest growing markets, notably within our Professional division, complementing the established positions of our Markets division; and

•
Scale economics – This refers to our efforts to make the whole of the company greater than the sum of its parts. This work encompasses many individual company-wide projects, including driving scale by developing technology platforms and data centers, managing talent and capital allocation, and investing in a common brand to benefit all units.

Despite challenging global market conditions, we delivered resilient financial performance in 2009.

•	Our 2009 revenues from ongoing businesses before currency were comparable to our 2008 pro forma revenues;

•	Our underlying operating profit margin increased 40 basis points to 21.3%, driven by continuing progress on integration programs, strong cost management and the benefit of currency; and

•	Our underlying free cash flow increased to $2.1 billion from $1.9 billion.

In 2010, we plan to intensify our focus on growth and efficiency, folding our 2009 priorities into these two overarching objectives.

Our operational and financial performance in 2009 and our published outlook for 2010 have influenced the decisions made by the Human Resources Committee of our board of directors (HR Committee) regarding executive compensation.

•
Based on our performance last year, the HR Committee determined that our 2009 annual incentive awards would pay out at 96% of target for our named executive officers. The HR Committee had previously determined that long-term incentive awards for the 2007-2009 performance period would pay out at 100% of target as the 2008 Reuters acquisition made the initial performance goals no longer measurable on a comparable basis.

•
Although Thomson Reuters is well positioned for 2010 relative to the economic environment, the HR Committee decided, on the recommendation of management, that there would be no increases in base salaries for our CEO and other named executive officers in 2010.

Thomson Reuters Management Information Circular

NAMED EXECUTIVE OFFICERS

This section of our circular explains our compensation programs and policies for our CEO, CFO and the three next most highly compensated executive officers. In 2009, these individuals, whom we refer to as our “named executive officers,” were:

•	Thomas H. Glocer, CEO;

•	Robert D. Daleo, Executive Vice President and CFO;

•	James C. Smith, President and CEO, Professional division;

•	Devin N. Wenig, President and CEO, Markets division; and

•	James T. Powell, Executive Vice President and Chief Technology Officer.

KEY COMPENSATION PRACTICES

Our overall philosophy regarding executive compensation is to pay for performance. We believe this drives our management team to achieve higher levels of results for the benefit of Thomson Reuters and our shareholders.

The HR Committee is responsible for establishing, implementing and overseeing our compensation policies and programs. As such, it performs the same functions as a “compensation committee”. Additional information about the HR Committee is set forth in the “Statement of Corporate Governance Practices” section of this circular. At our corporate headquarters, the Human Resources department is responsible for overseeing the day-to-day design and administration of our various compensation and benefits policies and plans, including base salaries, annual and long-term incentives, retirement savings, health and welfare. Mr. Glocer and other senior executives in the Human Resources department meet regularly with the HR Committee. Mr. Glocer provides the HR Committee with his evaluations of the performance of the executive management team, and he also makes recommendations to the HR Committee regarding the proposed compensation arrangements for the executives who report to him.

The following table provides an overview of the HR Committee’s primary activities or “work plan” for 2009.

Meeting	Primary activities
March 2009	•	Compensation review for senior Corporate officers and senior executives of the Markets and Professional divisions
	•	Review of annual individual performance evaluations of Mr. Glocer and the other members of his Executive Committee
	•	Approval of 2008 annual incentive award payouts
	•	Approval of 2009 annual and long-term incentive awards and targets
	•	Approval of compensation disclosure in the annual management information circular
	•	Review of employee engagement survey results
May 2009	•	Review of global retirement plans
	•	Review of global executive development program
	•	Approval of CEO position description
September 2009	•	Annual talent review process
	•	Annual succession planning review
Ongoing	•	Certain new senior executive hirings and terminations

Our key compensation practices are as follows.

1	Emphasize Variable Compensation

Most compensation for our senior executives is variable and tied to Thomson Reuters performance and the creation of value for our shareholders.

As shown in the table below, approximately 82% of Mr. Glocer’s 2009 compensation was variable, which included approximately 45% awarded in performance restricted share units (PRSUs) or stock options. On average, approximately 73% of the other named executive officers’ 2009 compensation was variable, which included approximately 44% awarded in PRSUs or stock options.

Thomson Reuters Management Information Circular

	Fixed	"At Risk" or Variable
Name	Base salary	Annual incentive award	Long-term incentive award - stock options	Long-term incentive award - PRSUs	Total
T. Glocer	18.2%	36.4%	22.7%	22.7%	100%
R. Daleo	23.6%	29.4%	23.5%	23.5%	100%
J. Smith	23.6%	29.4%	23.5%	23.5%	100%
D. Wenig	23.6%	29.4%	23.5%	23.5%	100%
J. Powell	36.4%	27.2%	18.2%	18.2%	100%

As part of its review of executive compensation, the HR Committee reviews “tally sheets” that show targeted values for each component of compensation for each named executive officer. In determining the mix and relative weighting of cash (base salary and annual incentive awards) versus equity-based incentives, the HR Committee considers the appropriate proportion of compensation that should be variable based on the executive’s ability to affect and influence our annual and long-term results and advance the interests of shareholders as well as the compensation mix for similar positions at comparable companies. In general, the proportion of total pay delivered through variable performance-based compensation increases directly with an executive’s level of responsibility. Similarly, the proportion of performance-based compensation that is tied to equity-based awards also increases directly with an executive’s level of responsibility at Thomson Reuters.

The HR Committee believes this mix and weighting aligns the interests of executives with those of shareholders, provides significant performance incentives and assists in keeping us competitive in the market for high-quality executives.

2	Pay is Conditional on Performance

We believe that tying pay to the achievement of specific performance goals motivates our executives to achieve exceptional performance and focus on the goals and objectives that are of the most value to Thomson Reuters from time to time. This belief is reflected in our annual incentive compensation program as well as in our long-term incentive program. The HR Committee sets performance goals that focus on superior performance taking into account current market conditions. The financial performance goals set by the HR Committee reflect our published business outlook, operating plan and long-term strategy.

In the fourth quarter of each year, senior executives from our Markets and Professional divisions meet with our CEO, CFO and other Corporate executives to discuss the upcoming operating plan, including specific objectives and targets for the plan. In developing our operating plan, we consider various factors related to our operations, products/services, competition, and economic and market conditions in the countries where we operate. Our board of directors meets with senior management in the first quarter to review, discuss and approve the final version of the plan. The HR Committee subsequently sets minimum (threshold), target and maximum levels for each of the performance criteria for financial metrics used in our annual and long-term incentive awards.

In general, the HR Committee sets targets so that the relative difficulty of achieving them is consistent from year to year. The HR Committee also reviews past performance against similar targets to assess the effectiveness of targets. Target levels are intended to be a stretch, but achievable, and achieving performance above target is intended to be more difficult in comparison. As an example, in 2009, 2008 and 2007, our annual incentive awards were paid out at 96%, 105.9% and 103.4% of the target level, respectively.

For 2009, the performance goals for our annual cash incentive awards were based on growth in revenues, operating profit before amortization and free cash flow.

In awarding long-term incentives, we consider executives’ performance over the past year. In addition, our long-term incentive awards are aligned with key drivers of total shareholder return. In 2009, one-half of the awards we made to our CEO and other named executive officers were PRSUs, which will vest only if our goals for adjusted earnings per share (EPS) growth and return on invested capital (ROIC) performance are met over a three-year performance period. The value of PRSUs is dependent on our company’s share price.

Thomson Reuters Management Information Circular

The HR Committee selected these financial metrics for our annual and long-term incentive awards for the following reasons:

Annual incentive awards

•	Revenues – We use revenues because they are commonly used to measure growth of our business.

•
Operating profit before amortization - We use operating profit before amortization because amortization of identifiable intangible assets and impairment of assets held for sale are not considered to be a controllable operating cost for purposes of assessing the current performance of our business.

•
Free cash flow - We use free cash flow as a measure of our operating performance because it represents cash available to repay debt, pay common share dividends and fund new acquisitions. We define free cash flow as net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on our preference shares.

Long-term incentive awards

•
Adjusted EPS – We use adjusted EPS because it is a primary driver of our long-term financial success by measuring growth in profitability on a per share basis. It is also a measure commonly used by shareholders to measure our success. Adjusted EPS reflects earnings attributable to common shareholders on a per share basis before the pre-tax impacts of amortization of other intangible assets. We further adjust these measures for the post-tax impacts of fair value adjustments, other operating gains and losses, impairment charges, the results of disposals, other net finance costs or income, our share of post-tax earnings in equity method investees, discontinued operations and other items affecting comparability. We also deduct dividends declared on preference shares.

•
ROIC - We use ROIC as one of the measures to assess, over the long term, our ability to create value for our shareholders. Our goal is to increase this return over the long term by efficiently and effectively utilizing our capital to invest in areas with high returns and realizing operating efficiencies to further enhance our profitability. We have historically calculated our ROIC as the ratio of our operating profit (including businesses classified within discontinued operations) before amortization, less taxes paid, to our average invested capital. ROIC is now calculated on a post-tax basis starting in 2010.

Free cash flow, adjusted EPS and ROIC are non-IFRS financial measures. For a reconciliation of each of these measures to the most directly comparable IFRS measure, please see our 2009 annual management’s discussion and analysis.

3	Equity Incentives and Ownership

Our long-term incentive awards are all equity-based and, together with our share ownership guidelines, align the interests of our executives with those of our shareholders and enable our executives to share in our long-term growth and success. Executives are aligned with shareholders because this part of their compensation is tied directly to the long-term performance of the price of our shares.

PRSUs and stock options are designed to reward executives for increases in shareholder value and thereby foster strong alignment between management and shareholders. They also support important management retention objectives as a result of the vesting requirements, which are over a period of years. From time to time, we also grant time-based restricted share units (RSUs) on a highly selective basis to high-performing executives whom it is critical to retain or in recognition of superior performance and contributions to the company. Time-based RSUs do not have performance conditions and vest only if the executive continues to provide services to our company on the vesting date.

Through our share ownership guidelines, we encourage our executives to maintain an equity interest in Thomson Reuters with a value equal to a multiple of their base salary. Until they meet the guidelines, senior executives must retain a specified percentage of the shares that they acquire (after applicable tax withholdings) through option exercises and the vesting of PRSUs and RSUs.

The following table shows the share ownership guidelines for our CEO and other named executive officers as well as their actual share ownership. All share values and the named executive officers' ownership are as of March 26, 2010.

Thomson Reuters Management Information Circular

	Minimum share ownership			Actual share ownership
Name	(base salary multiple)		($)	(base salary multiple)		($)
Thomas H. Glocer	5.0	x	$7,750,000	13.6	x	$21,056,611
Robert D. Daleo	4.0	x	$4,000,000	4.2	x	$4,180,372
James C. Smith	4.0	x	$4,000,000	3.3	x	$3,340,959
Devin N. Wenig	4.0	x	$4,000,000	15.8	x	$15,774,352
James T. Powell	3.0	x	$1,800,000	>0.1	x	$13,600

Unvested RSUs, PRSUs and stock options do not count toward the guidelines. The retention requirement for Messrs. Daleo, Smith and Powell is 50% of all shares obtained through vesting or exercise until their guideline is met.

4	Competitive Compensation

To ensure that our compensation programs are competitive, the HR Committee utilizes independent market surveys as well as a proxy analysis to obtain a general understanding of competitive pay for positions similar to our executives. However, this information is for general reference only. The most critical factors in determining pay for our executives are their performance for the applicable period and their previous compensation in comparison to their range of experiences. The HR Committee does not use benchmarks to set individual components or overall executive compensation. In addition, it does not use compensation data about other companies as a reference point on which - either wholly or in part - to base, justify or provide a framework for our compensation decisions. Instead, the HR Committee reviews and considers broad-based third party surveys for the more general purpose of obtaining an understanding of current compensation practices.

Given the nature of our global business serving professional customers in the financial, legal, tax and accounting, healthcare, science and media markets, there is no directly comparable peer group of public companies in size, geographic operations and product/service offerings. Consequently, the HR Committee considers compensation information from a range of companies. Many of our company’s senior executives are based in the United States and United Kingdom. The group of companies that we currently use for informational purposes in the United States largely represents a mix of other information companies and professional service providers with which we compete. For United Kingdom comparative purposes, we evaluate companies in the FTSE 100 index generally.

The companies that the HR Committee currently reviews as part of this process are publicly traded and focused on information development and electronic delivery. Our company’s revenues are about the median of the companies in the group. These companies consist of:

Accenture	McGraw-Hill
Amazon.com	News Corp.
Automatic Data Processing	Omnicom
Cablevision	Pearson
CBS	Reed Elsevier
Computer Sciences	SAIC
DIRECTV Group	SAP
eBay	Time Warner Cable
First American	Wolters Kluwer
Gannett	WPP
Google	Yahoo!
Interpublic Group

Thomson Reuters Management Information Circular

5	Involvement of Our Controlling Shareholder and Independent Advisors

We recognize that executive compensation is a key concern for shareholders. Woodbridge, our controlling shareholder, actively monitors this aspect of our governance given its importance to the achievement of our financial performance goals and long-term success. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders. W. Geoffrey Beattie, the President of Woodbridge, and John A. Tory, a director of Woodbridge, are members of the HR Committee and provide Woodbridge’s perspective on compensation matters. A majority of the HR Committee’s members are independent directors. Messrs. Beattie and Tory are not considered to be independent under applicable rules because they are directors and current or former executive officers of Woodbridge. Neither individual is a member of the Thomson Reuters executive management team.

The HR Committee engages a compensation consulting firm, Frederic W. Cook & Co., Inc., to serve as an independent advisor on matters relating to executive compensation. Representatives of the Cook firm are available to HR Committee members on an ongoing basis and generally attend HR Committee meetings. As part of its ongoing services to the HR Committee, the Cook firm assists in evaluating the competitive positioning of senior executive compensation levels and provides guidance and analysis on plan design and market trends and practices to ensure that our program provides executives with competitive compensation opportunities, links compensation to performance and value creation, is efficient from accounting, tax and cash flow perspectives, and is supportive of emerging best practice corporate governance principles.

The Cook firm does not provide any services to Thomson Reuters other than those provided directly to the HR Committee. Any use of the Cook firm by Thomson Reuters management would require the HR Committee’s prior approval. In 2009 and 2008, we paid the Cook firm the following fees:

	2009	2008	Percentage of total fees
HR Committee matters	$80,275	$73,677	100%
Management matters	$–	$–	–
Total annual fees	$80,275	$73,677	100%

The Corporate Human Resources department also engaged Towers Perrin (now known as Towers Watson) in 2009 and 2008. In 2009 and 2008, we paid Towers Watson approximately $275,000 and $121,000, respectively, for its services related to executive compensation, including competitive compensation analyses, stock option valuation, and advice on various other matters. Towers Watson also provides consulting, actuarial and other advisory services to our Human Resources department related to our benefit and retirement plans.

The HR Committee and the Corporate Human Resources department also receive input from the Cook firm and Towers Watson, respectively, regarding compensation-related market trends as well as on the structuring of specific compensation-related policies and plans.

As described in the “Business of the Meeting” section of this circular, we are also providing shareholders with an advisory resolution on executive compensation. Although this resolution is non-binding, the HR Committee will review the voting results and take them into account when considering future executive compensation-related decisions.

6	Risk Assessment

We have designed our compensation programs to provide an appropriate balance of risk and reward in relation to our company’s overall business strategy. We believe that our compensation programs do not incentivize our executives to take unnecessary or excessive risks because:

•	Most of an executive’s compensation is comprised of longer-term performance opportunities with less emphasis on shorter-term performance opportunities;

•	Our HR Committee determines performance criteria for financial metrics used in our incentive awards, including threshold, target and maximum amounts;

•	Our HR Committee has discretionary authority to make fairness-related and other adjustments to performance award opportunities that it may deem appropriate; and

•	We have ownership guidelines which further tie executives’ interests to those of our shareholders over the long-term.

As discussed below, we also recently adopted a recoupment (or “clawback”) policy that permits us to seek reimbursement from our named executive officers in certain circumstances.

Thomson Reuters Management Information Circular

COMPENSATION ARRANGEMENTS FOR CEO AND OTHER NAMED EXECUTIVE OFFICERS

The following section discusses the compensation arrangements for our CEO and our other named executive officers.

Thomas H. Glocer

Mr. Glocer became CEO of Thomson Reuters in April 2008 in connection with the acquisition of Reuters. Mr. Glocer’s compensation arrangements have not changed since that time.

•	Mr. Glocer’s base salary is $1,550,000.

•	Mr. Glocer’s annual cash incentive plan target is 200% of base salary and his long-term incentive plan target is 250% of base salary (allocated equally between PRSUs and options).

•
If Mr. Glocer’s employment is terminated involuntarily without “Cause” or by him for “Good Reason”, he will be entitled to receive, among other benefits, his base salary over a 24-month period (reflecting the standard severance period for other Thomson Reuters senior executives). In addition, all of his long-term incentive awards will vest in full and his options will be exercisable for a period of 12 months.

In 2008, in connection with the acquisition of Reuters, the HR Committee approved a one-time grant to Mr. Glocer of 700,000 RSUs which vests 20% each year over a five year period, with notional dividends paid in cash. The HR Committee considered that this grant would:

•	motivate Mr. Glocer to succeed in executing our integration plan and realize our growth potential;

•	enhance the alignment of Mr. Glocer’s interests with those of our shareholders; and

•
recognize that Mr. Glocer would not be participating in a Thomson Reuters supplemental executive retirement plan (SERP) equivalent to his former Reuters plan, the annual cost of which would have been significant to Thomson Reuters given his compensation level and age.

The HR Committee entered into these arrangements with Mr. Glocer with a view to increasing the proportion of his compensation that is variable and tied to performance, and to reinforce our commitment to his retention and success over the long-term.

Other Named Executive Officers

In consultation with Mr. Glocer, the HR Committee has established compensation arrangements for each of the other named executive officers that reflect their roles and responsibilities within Thomson Reuters. The HR Committee created pay packages which were as consistent as possible across the executive team while recognizing the various levels of experience and contribution of the executive team. As a result, the HR Committee sought to provide similar targets for variable pay, while maintaining distinctions in base salary.

In 2008, the HR Committee approved one-time grants of RSUs to our other named executive officers. In approving these grants, the HR Committee considered that they would motivate these executives to succeed in executing our integration plan and realize our growth potential. In the case of Mr. Wenig’s grant, the HR Committee also considered that he would not be participating in a Thomson Reuters SERP equivalent to his former Reuters plan.

Thomson Reuters Management Information Circular

2009 Compensation

A named executive officer’s total compensation typically comprises the following:

Component	Description	Purpose
Base salary	Fixed cash payments made throughout the year	Provides predictable amount of fixed income as short-term compensation
Annual incentive award	Cash payment typically made in March following completion of the previous year, and dependent on company performance against financial targets	Focuses executives on our financial goals and objectives for the year and aligns their interests with shareholder interests
Long-term incentive award	Grants of: • PRSUs that vest after completion of a three-year period, with vesting dependent on company performance against financial targets; and • Stock options subject to time vesting conditions	Commits executives to delivering on our financial goals over the longer term, strongly links their pay to our share price, and supports retention objectives
Retirement and health and welfare-related benefits	Savings and deferred compensation plans, life and disability insurance, group medical and dental	Most of these programs are broad-based employee programs, consistent with customary market practice and competitive factors
Perquisites and other personal benefits	Executive physicals and financial planning assistance	Encourages maintenance of health and sound finances in a cost effective manner for our company, and minimizes distractions for executives

Base Salary

Base salary is typically determined annually by reference to an executive’s performance and experience, as well as competitive considerations, such as salaries prevailing in the relevant market. Base salaries are also evaluated in connection with promotions and other changes in job responsibilities.

In 2009, base salaries for our named executive officers did not increase from 2008 levels. In addition, as discussed below, base salaries for our named executive officers will also remain unchanged in 2010.

The following table sets forth the base salaries for our named executive officers in 2009:

Name	Base salary
Thomas H. Glocer	$1,550,000
Robert D. Daleo	$1,000,000
James C. Smith	$1,000,000
Devin N. Wenig	$1,000,000
James T. Powell	$600,000

Annual Incentive Awards

We provide an annual incentive award opportunity to each of our named executive officers which is based on our company’s actual performance compared to our annual operating plan for the year. For 2009, the performance goals for annual incentive awards were based on revenues, operating profit before amortization and free cash flow. These goals were approved by the HR Committee during the first quarter of 2009. Awards were weighted as follows:

Financial metric	Annual incentive percentage weighting
Revenues	45%
Operating profit before amortization	45%
Free cash flow	10%

Thomson Reuters Management Information Circular

Each named executive officer’s annual incentive award has a target that is expressed as a percentage of his base salary. Targets for our 2009 annual incentive awards were as follows for each individual:

Name	Target annual payout as % of base salary
Thomas H. Glocer	200%
Robert D. Daleo	125%
James C. Smith	125%
Devin N. Wenig	125%
James T. Powell	75%

In 2009, potential payouts ranged from zero to 200% of the target award depending on our performance against the goals set by the HR Committee at the beginning of the year. For example, in the case of Mr. Glocer, this means he could have earned up to 400% of his base salary if the maximum performance level had been achieved.

After the end of the year, the HR Committee determines the extent to which our annual performance targets were met by comparing our financial results to our performance goals. The HR Committee is authorized to make discretionary adjustments to deal with extraordinary, non-recurring or unanticipated business conditions that materially affected our results (positively and negatively), the fairness of the performance targets, or the impact of external changes which have unduly influenced our ability to meet the targets. 2009 actual results were evaluated using foreign currency exchange rates that were used to prepare our 2009 annual operating plan. Without adjustments, our actual performance for 2009 annual incentive awards would have been approximately 101% of the performance target. However, the HR Committee made a downward discretionary adjustment related to its calculation of free cash flow performance. As a result, our actual performance was determined to be 96% of the performance target.

The following table sets forth information regarding our 2009 target and actual performance for each financial metric reflected in our annual incentive awards. As a result of the adjustments described above, these results are not directly comparable to similar financial measures that we disclose in our 2009 annual financial statements.

Performance Metric (in billions of dollars)	Target performance	Actual performance	Actual performance as a percentage of payout
Revenues	$12.9	$12.6	74%
Operating profit before amortization	$2.1	$2.1	109%
Free cash flow	$1.7	$1.8	136%

The following table sets forth the payout amounts to each named executive officer for 2009 annual incentive awards:

Actual payout for 2009 annual incentive awards
Thomas H. Glocer	$2,976,000
Robert D. Daleo	$1,200,000
James C. Smith	$1,200,000
Devin N. Wenig	$1,200,000
James T. Powell	$432,000

Thomson Reuters Management Information Circular

Long-term Incentive Awards

We divide senior executives’ long-term equity incentive awards between PRSUs and stock options. This blend is intended to create balance in the overall long-term incentive program by ensuring that the program is financially efficient to our company and strongly supportive of important strategic and human resource objectives over the long term.

In 2009, for our most senior executives, including the CEO and our other named executive officers, long-term incentive awards were split 50% PRSUs and 50% stock options. Lower level executives received a greater proportion of PRSUs.

In determining the size of PRSU and stock option grants, the HR Committee initially establishes a total target compensation amount for each named executive officer, along with the percentage of this amount to be reflected through long-term incentive awards. The HR Committee then determines the number of PRSUs and stock options to be granted to each named executive officer. In determining long-term incentive grants, the HR Committee generally does not take into account the amount of previous allocations.

PRSUs

Because the payout for PRSUs is tied to operational results over a long-term period, these awards create a strong “line of sight” between controllable performance and realized compensation, reinforce the importance of achieving specific multi-year financial results and mitigate the impact of stock price volatility on the retention power of the overall program. Costs associated with PRSUs are variable and are incurred only to the extent that the underlying performance goals are achieved. PRSUs thereby ensure a financially efficient outcome to our company by tying expense recognition to the achievement of specific financial goals.

For 2009 PRSU grants to our named executive officers, we assigned the following weightings to the financial performance goals:

Financial metric	PRSU percentage weighting
EPS growth	50%
ROIC performance	50%

Target PRSU awards for the three-year performance period (January 1, 2009 through December 31, 2011) are expressed as a percentage of each named executive officer’s base salary. For 2009, these targets for our named executive officers were as follows:

Name	Target PRSU award as % of base salary
Thomas H. Glocer	125%
Robert D. Daleo	100%
James C. Smith	100%
Devin N. Wenig	100%
James T. Powell	50%

The number of PRSUs granted to each executive is based on our average share price on the NYSE for the three months prior to the grant date.

Between zero and 200% of the initial number of PRSUs granted in 2009 will vest in 2012 after the end of the three-year performance period (January 1, 2009 through December 31, 2011), depending on the achievement of the performance goals.

Thomson Reuters Management Information Circular

The following table sets forth information about PRSU grants made to our named executive officers in 2009. While PRSU awards are granted in terms of number of units, we have also provided the dollar value of the threshold, target and maximum amounts for each award based on the closing price of our common shares on the NYSE on March 26, 2010.

		Performance period until maturation or payout	Estimated future payouts
Name	PRSUs (#)		Threshold (#/$)	Target (#/$)	Maximum (#/$)
Thomas H. Glocer	77,070	2009–2011	19,268	77,070	154,140
			$693,245	2,772,979	5,545,957
Robert D. Daleo	39,780	2009–2011	9,945	39,780	79,560
			$357,821	1,431,284	2,862,569
James C. Smith	39,780	2009–2011	9,945	39,780	79,560
			$357,821	1,431,284	2,862,569
Devin N. Wenig	39,780	2009–2011	9,945	39,780	79,560
			$357,821	1,431,284	2,862,569
James T. Powell	11,940	2009–2011	2,985	11,940	23,880
			$107,400	429,601	859,202

PRSUs also accumulate additional units based on notional equivalents of dividends paid on our common shares. The accumulated dividends are paid on PRSUs that vest when the underlying shares are distributed to executives.

Due to the material impact of the Reuters acquisition, long-term incentive awards granted in 2007 (for the performance period ended December 31, 2009) were no longer measurable on a comparable basis relative to the performance goals initially established. In 2008, our board of directors therefore decided that all PRSUs issued in 2007 as long-term incentive awards would vest in 2010 at the target amount (100%). No further adjustments were made up or down due to performance.

The following table sets forth the number of PRSUs that vested for each named executive officer in March 2010 for long-term incentive awards related to the three-year performance period ended December 31, 2009. We subsequently issued a net number of common shares to Messrs. Daleo and Smith after withholding applicable taxes.

Number of shares
Thomas H. Glocer	–
Robert D. Daleo	22,866
James C. Smith	21,030
Devin N. Wenig	–
James T. Powell	–

As the value of PRSU awards granted in 2008 and 2009 depend on our company’s performance through the end of the applicable three-year performance period, we will disclose target and actual performance information for these awards after the end of the applicable performance periods.

Stock options

In determining the number of stock options to be granted to each named executive officer, the HR Committee initially determines a target economic value for the total award. For options granted in 2009, the HR Committee calculated the grant date fair value based on the average common share price of $25.14 for the three month period prior to the grant date and a Black-Scholes value of 21% of this average share price ($5.28). The HR Committee uses a Black-Scholes value in order to maintain more year-to-year consistency in determining the number of stock options to be granted. By using this value, the number of options is determined primarily by our company’s financial performance as opposed to changes in estimated option values.

Thomson Reuters Management Information Circular

All options granted in 2009 vest 25% per year over four years. The exercise prices for options granted were based on the fair market value of our common shares on the NYSE on the grant date. Fair market value is considered to be the closing price of the common shares on the day before the grant. The expiration date for options granted in 2009 is 10 years from the grant date. Options expire at the later of the expiration date or, if that date occurs during a blackout period or other period during which an insider is prohibited from trading in our securities by our insider trading policy, 10 business days after the period ends, subject to certain exceptions. Options do not contain performance goals.

The following table sets forth information regarding stock options granted to our named executive officers in 2009:

Name	Securities under options granted (#)	% of total options granted to employees in 2009	Exercise or base price ($/security)	Market value of securities underlying options on grant date ($/security)	Expiration date
Thomas H. Glocer	366,960	13.7%	$23.25	$23.25	March 3, 2019
Robert D. Daleo	189,400	7.1%	$23.25	$23.25	March 3, 2019
James C. Smith	189,400	7.1%	$23.25	$23.25	March 3, 2019
Devin N. Wenig	189,400	7.1%	$23.25	$23.25	March 3, 2019
James T. Powell	56,820	2.1%	$23.25	$23.25	March 3, 2019

Retirement and Other Benefits

Our retirement and other benefits are designed to provide a competitive level of post-retirement income and strong incentive for executives to remain with Thomson Reuters throughout their careers. For more information, please see the “Pension and Other Retirement Benefits” subsection of the “Executive Compensation” section of this circular.

Perquisites and Other Personal Benefits

The HR Committee periodically reviews the perquisites and other personal benefits provided to our executive officers. Over the past few years, we have reduced perquisites and other personal benefits provided to our named executive officers (and other members of senior management) in order to simplify our compensation program, better align with emerging trends and focus on performance-based variable incentives. Only those perquisites which the HR Committee believes provide a significant benefit to our company on a cost-effective basis were retained.

For our named executive officers, perquisites and benefits provided in 2009 included:

•
Executive physicals – this benefit can be provided by our company on a coordinated basis at a reasonable price to our organization and minimizes the risk that we will lose an executive to an unforeseen medical or health issue, while minimizing the amount of time an executive needs to spend away from the office;

•	Use of company automobiles – this benefit is currently limited to the CEO, who is entitled to use a car and driver, which allows him to devote additional time to Thomson Reuters business; and

•
Financial planning assistance – this benefit allows our named executive officers to utilize the services of a limited number of professional advisors who are familiar with our compensation structure and benefit programs. Thomson Reuters benefits from being able to minimize the number of advisors with which it works.

Insurance Policies

Mr. Daleo has had an insurance policy with a death benefit of approximately five times the highest annual base salary payable to him during the last five years of employment with our company. All premiums paid prior to the enactment of the Sarbanes-Oxley Act for the non-term life portion of the policies will be repaid to us following the retirement or death of Mr. Daleo. Due to provisions in the Sarbanes-Oxley Act prohibiting certain loans to executive officers, we modified our life insurance arrangements. As a result, we will not recover premiums paid in 2003 and subsequent years. We have agreed to reimburse Mr. Daleo for imputed taxes on his policies.

Our company provides group life insurance to certain of our U.S. employees in the amount of their annual salary up to $400,000. All of our named executive officers are eligible for this benefit.

Thomson Reuters Management Information Circular

Messrs. Glocer and Wenig previously had life insurance policies when they were employed by Reuters. These policies were cancelled in 2008 following the closing of the Reuters acquisition.

Termination Benefits

All of our named executive officers are eligible to receive certain payments and benefits if their employment is terminated under certain circumstances. We describe these arrangements in the “Termination Benefits” section of this circular. The HR Committee believes that these arrangements enhance our ability to attract and retain our executive officers. These benefits do not enhance an executive’s income while employed at our company and are independent of direct compensation decisions made annually.

Recoupment/Clawback Policy

To further align our management's interests with those of our shareholders, our board adopted a recoupment policy in March 2010. These policies are sometimes referred to as “clawback” policies. The policy provides that the board, at the recommendation of the HR Committee, has the right to seek reimbursement of part of the annual or long-term incentive compensation awarded to an executive officer (which includes all of our named executive officers) if in the board’s view, the amount of the compensation was calculated based on the achievement or performance of financial results that were subject to a material restatement (other than a restatement due to, or to comply with, changes in applicable accounting principles or related to an acquisition or disposition). Reimbursement could be sought for any excess amount of compensation that relates to such a material restatement that occurred within 24 months of payment of the compensation, and the executive officer from whom reimbursement is sought would need to have engaged in fraud that caused the material restatement.

Equity Grant Policy

We maintain an equity grant policy which sets forth approval requirements for off-cycle awards. Under the policy, the CEO is authorized to approve certain off-cycle awards, depending on the size of the grant and the identity of the particular grantee. Awards that exceed the CEO’s approval authority are submitted to the HR Committee. In addition, under the policy, unless we are in a designated closed period or are in possession of material nonpublic information, off-cycle awards are granted on the last business day of each month.

New hire awards are made on the last business day of the month during which the grantee commenced employment with Thomson Reuters.

Promotion-related awards are made on the last business day of the month during which the grantee’s promotion was made effective by Thomson Reuters. If we are in a designated closed period or otherwise are in possession of material nonpublic information on the date that a grant would typically be made, then the grant is not made until the last business day of the month after the closed period has ended, or when we are no longer in possession of material nonpublic information.

Insider Trading Policy

Our directors and executive officers are required to obtain pre-clearance prior to trading in Thomson Reuters securities. Directors and executive officers may only trade in securities of our company during designated open periods when they do not possess material nonpublic information. Our open periods begin on the business day after we release quarterly or annual earnings and end on the last business day of the quarter or year. Directors and executive officers report their transactions in our securities through the System for Electronic Disclosure by Insiders (SEDI) in Canada, which can be accessed at www.sedi.ca. Our directors and executive officers are exempt from reporting their transactions with the U.S. Securities and Exchange Commission (SEC) as our company is a foreign private issuer for SEC purposes.

Thomson Reuters Management Information Circular

Performance Graphs

The following graphs compare our cumulative total shareholder return, assuming reinvestment of dividends, of US$100 and C$100 invested in our common shares for the periods presented. Our common shares are listed on the New York Stock Exchange (NYSE) in U.S. dollars and on the Toronto Stock Exchange (TSX) in Canadian dollars under the symbol “TRI”.

In September 2009, we delisted our Thomson Reuters PLC ordinary shares and American Depositary Shares (ADSs) from the London Stock Exchange and Nasdaq, respectively, in connection with the unification of our dual listed company (DLC) structure. As a result of the unification, Thomson Reuters PLC shares and ADSs were exchanged for Thomson Reuters Corporation common shares.

Cumulative Value of a US$100 Investment

Cumulative Value of a C$100 Investment

A significant portion of our revenues is generated in U.S. dollars and our financial statements are expressed in U.S. dollars. As such, the appreciation of the Canadian dollar relative to the U.S. dollar from 2005 through 2007 had an adverse effect on the value of our Canadian dollar-denominated common shares. Our common shares are included in the S&P/TSX Composite Index.

Trend Between Executive Compensation, Share Price Performance and Certain Metrics

The following table compares the compound annual growth rate (CAGR) of our U.S. dollar-denominated common shares with the S&P 500 composite index, compensation paid to our top five executive officers, and the performance of other company metrics, for the five-year period ended December 31, 2009.

CAGR (12/31/04-12/31/09)
Thomson Reuters common shares	Approximately 1%
S&P 500 composite index	Less than 1%
Compensation paid to our top 5 executive officers	4.7%
Revenues	8.3%
Adjusted operating profit	13.5%
Underlying free cash flow	11.5%
Market capitalization	3.0%

Thomson Reuters Management Information Circular

Each named executive officer has received a relatively small percentage of his overall total compensation as a base salary. As discussed in the “Key Compensation Practices” section of this compensation discussion and analysis, a significant portion of the total compensation for these individuals is variable and tied to performance, and therefore “at risk.” This approach is also intended to align the interests of our named executive officers with those of our shareholders. All of the stock options that we granted in 2004 through 2008 had an exercise price that was greater than the market price for our shares as of December 31, 2009. As a result, none of these options were “in-the-money” as of that date. In addition, the value of PRSUs that we granted in the last few years is directly correlated to our share price performance.

2010 Compensation Decisions

Although global markets were in a recession for most of 2009, Thomson Reuters continued to perform well, thanks to our business model of providing must-have content and services to professionals on a recurring basis and our well-established set of businesses, both by market and geographic area. We believe these attributes of our business will continue to serve us well in 2010.

Nevertheless, in light of the economic environment, the HR Committee decided in March 2010, on the recommendation of management, that none of our senior executives would receive an increase in base salary in 2010. The HR Committee also decided to retain the same mix and relative weighting of fixed compensation versus variable compensation in 2010 compared to 2009. The same targets have been retained in 2010 as a percentage of base salary for annual and long-term incentive awards granted to our senior executives. Regular long-term incentive awards for our senior executives will continue to be split 50% PRSUs (for the performance period that begins on January 1, 2010 and ends on December 31, 2012) and 50% stock options.

On March 2, 2010, we granted the following number of PRSUs and options to our named executive officers as part of our regular long-term incentive awards:

Name	PRSUs	Options
Thomas H. Glocer	59,990	252,280
Robert D. Daleo	30,960	130,210
James C. Smith	30,960	130,210
Devin N. Wenig	30,960	130,210
James T. Powell	9,290	39,070

These PRSUs will vest on March 1, 2013 upon completion of the three-year performance cycle (2010–2012) and will entitle holders to receive common shares if threshold performance goals are met. The final number of PRSUs that vest will vary from 0% to 200% of the initial number awarded, based 50% on adjusted EPS growth and 50% on our ROIC performance at the end of the three-year period. PRSUs will also accumulate additional units based on notional equivalents of dividends paid on our common shares. The accumulated dividends, which are credited only on the shares actually earned, will be paid at the time that underlying shares are distributed.

Options will vest as to 25% per year over four years. The exercise price for the options granted is $35.22 per share, which was the closing price of our common shares on the NYSE on March 1, 2010. The options will expire 10 years from the grant date.

On March 2, 2010, we also granted enhanced long-term incentive awards to Messrs. Daleo, Smith and Wenig and certain other senior executives at our company. These awards were granted to increase retention and to provide additional motivation for our critical talent to achieve our company’s goals and objectives. We awarded Mr. Daleo 21,700 time-based RSUs and 9,300 PRSUs. Messrs. Smith and Wenig each were granted 15,600 PRSUs. All PRSUs relate to the 2010-2012 performance period. All of Mr. Daleo’s time-based RSUs will vest on March 2, 2013.

Additional information regarding the 2010 compensation of our named executive officers will be provided in our 2011 management information circular.

Thomson Reuters Management Information Circular

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below shows the compensation earned in 2009 and 2008 by our Chief Executive Officer, Chief Financial Officer and the next three most highly compensated executive officers who were serving as executive officers as of December 31, 2009. Information provided for Messrs. Glocer, Wenig and Powell for 2008 is for the full year and includes compensation paid by Reuters prior to the closing of Thomson’s acquisition on April 17, 2008. In this section, these individuals are referred to as the named executive officers. Compensation paid to Mr. Glocer in 2008 in British pounds sterling (GBP) has been translated to US dollars using an average 2008 exchange rate of GBP 1 = US$1.8546.

			Share-based Awards ($)1			Non-equity incentive plan compensation ($)	Pension value ($) 4	All other compensation ($)5	Total compensation
Name and principal position	Year	Salary ($)	Long-term incentive plans	Special grants	Option- based Awards ($)2	Annual incentive plans 3
Thomas H. Glocer	2009	1,550,000	1,787,253	—	1,937,549	2,976,000	—	1,196,822	9,447,624
Chief Executive Officer	2008	1,499,271	2,038,591	26,131,000	1,937,512	3,027,497	—	1,961,362	36,595,233
Robert D. Daleo	2009	1,000,000	922,498	—	1,000,032	1,200,000	129,000	579,945	4,831,475
Executive Vice President and Chief Financial Officer	2008	965,000	1,052,333	7,998,900	1,000,035	1,224,265	1,208,000	523,708	13,972,241
James C. Smith	2009	1,000,000	922,498	—	1,000,032	1,200,000	(34,000)	382,321	4,470,851
President and Chief Executive Officer, Professional Division	2008	946,154	1,052,333	4,484,270	1,000,035	1,203,594	710,000	237,644	9,634,030
Devin N. Wenig	2009	1,000,000	922,498	—	1,000,032	1,200,000	—	573,388	4,695,918
President and Chief Executive Officer, Markets Division	2008	940,464	1,052,333	15,865,250	1,000,035	1,248,200	—	299,509	20,405,791
James T. Powell	2009	600,000	276,889	—	300,010	432,000	—	959,542	2,568,441
Executive Vice President and Chief Technology Officer	2008	481,492	129,908	336,200	52,845	313,434	—	20,042	1,333,921

1
The value of the share-based awards represents the grant date fair value of RSUs. Long-term incentive awards granted in 2009 and 2008 represent the grant date fair value of PRSUs for the three year performance periods that end on December 31, 2011 and 2010, respectively. Additional information about our long-term incentive awards is provided in the “Compensation Discussion and Analysis” section of this circular. In 2008, we made one-time grants of RSUs to our named executive officers to motivate them to succeed in executing our integration plan and realize our growth potential, as described in the “Compensation Discussion and Analysis” section of this circular.

The following table sets forth the aggregate number and the value of RSUs held by our named executive officers as of December 31, 2009, based on the closing price of our common shares on the NYSE on December 31, 2009. RSU amounts below include additional units received from notional dividend equivalents. In 2009, we granted the following additional units from notional dividend equivalents to our named executive officers: Mr. Glocer – 4,917; Mr. Daleo – 12,891; Mr. Smith – 9,388; Mr. Wenig – 2,538; and Mr. Powell – 948. For additional information about our RSUs, please see the “Compensation Discussion and Analysis” section of this circular.

Thomson Reuters Management Information Circular

Name	Time-based RSUs (#)	Performance RSUs (#)*	Total RSUs (#)*	Value ($)*
Thomas H. Glocer	560,000	137,583	697,583	22,497,052
Robert D. Daleo	266,796	93,883	360,679	11,631,898
James C. Smith	170,625	92,047	262,672	8,471,172
Devin N. Wenig	283,334	71,017	354,351	11,427,820
James T. Powell	10,478	16,056	26,534	855,722
* Assumes vesting of PRSUs at the target amount (100%).

2
For options granted on March 3, 2009, we calculated the grant date fair value of $5.28 per option based on the average common share price of $25.14 for the three month period prior to the grant date and a Black-Scholes value of 21% of this average share price. This amount differs from the accounting fair value, which was $6.98 per option. The difference between the two calculations is $1.70 per option. The differences between the accounting fair value and the amounts reported in this table are $623,832 for Mr. Glocer, $321,980 for Messrs. Daleo, Smith and Wenig and $96,594 for Mr. Powell. The exercise price for these options is $23.25 per share, which was the closing price of our common shares on the day before the grant date.

For options granted on May 7, 2008, we calculated the grant date fair value of $6.39 based on the average common share price of $35.48 for the three month period prior to the grant date and a Black-Scholes value of 18% of this average share price. This amount differs from the accounting fair value, which was $9.22 per option. The difference between the two calculations is $2.83. The differences between the accounting fair value and the amounts reported in this table are $858,084 for Mr. Glocer, $442,895 for Messrs. Daleo, Smith and Wenig and $23,404 for Mr. Powell. The exercise price for these options is $37.15 per share, which was the closing price of our common shares on the day before the grant date.

We estimate the grant date value of stock option awards using a lattice-binomial valuation model. For financial statement reporting purposes, we expense the fair value of stock options over the vesting period using the Black-Scholes option pricing model to estimate fair value for each option on the grant date. The principal assumptions used by our company in applying the Black-Scholes option pricing model in 2009 and 2008 are described in note 26 to our 2009 annual financial statements.

The number of stock options granted to each named executive officer is set forth in the “Compensation Discussion and Analysis” section of this circular as well as the “Incentive Plan Awards” subsection that follows.

3
Annual cash incentive payouts are with respect to performance during 2009 and 2008. Payouts were made in the first quarter of 2010 and 2009, respectively, following certification of the achievement of applicable performance goals. Additional information is provided in the “Compensation Discussion and Analysis” section of this circular.

4
Pension value represents the compensatory portion of the change in the accrued pension obligation. Additional information is provided in the “Pension and Other Retirement Benefits” section of this circular.

5	All other compensation includes:

•
For Mr. Glocer, 2009 amounts include $784,000 of cash paid on dividends on his outstanding RSUs, $150,766 of RSU dividend equivalent units credited and $216,972 of tax and financial planning advice and related tax reimbursements. Amounts in 2008 included $757,397 of housing and relocation expenses and related tax reimbursements paid pursuant to his employment agreement with Reuters and a $443,750 contribution to his former Reuters supplemental executive retirement plan (SERP), which he participated in through the end of the first quarter of 2008.

•	For Mr. Daleo, $395,238 and $155,574 of RSU dividend equivalent units credited in 2009 and 2008, respectively. 2009 amounts also include payments of $60,420 related to his life insurance policy.

•	For Mr. Smith, $287,842 and $88,714 of RSU dividend equivalent units credited in 2009 and 2008, respectively. 2009 amounts also include $14,348 of tax and financial planning advice.

•	For Mr. Wenig, $476,000 and $209,325 of cash paid on dividends on his outstanding RSUs in 2009 and 2008, respectively. 2009 amounts also include $4,852 of tax and financial planning advice.

•
For Mr. Powell, $29,078 of RSU dividend equivalent units credited in 2009. Also included are relocation expenses and related tax reimbursements of $894,778 and $20,042 in 2009 and 2008, respectively. We asked Mr. Powell to relocate from Chicago to New York in connection with his appointment as Chief Technology Officer. Mr. Powell initially made reasonable efforts to sell his home but was unable to do so due to adverse housing market conditions. Mr. Powell subsequently sold his home in Chicago at a loss to a third party relocation firm engaged by our company. Mr. Powell’s 2009 relocation expenses included direct home sale and moving expenses and his loss on the home sale. If Mr. Powell were to leave our company voluntarily or if he were terminated for cause at any time prior to September 1, 2011, he would be required to repay our company for his loss on sale and various other relocation costs. Mr. Powell has also agreed to reimburse our company for 50% of certain other relocation costs if he leaves our company voluntarily or if he were terminated for cause at any time prior to September 1, 2010.

The value of RSU dividend equivalents credited for named executive officers is based on the closing price of our common shares on the NYSE on the applicable crediting date.

Mr. Glocer does not receive compensation for serving on our board of directors.

Thomson Reuters Management Information Circular

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth certain information regarding outstanding stock option and RSU awards granted to our named executive officers as of December 31, 2009. The value of unexercised in-the-money options is based on the difference between the closing price of our common shares on the NYSE on December 31, 2009 and the exercise price of the applicable option. The market or payout value of share-based awards that have not vested is based on the total of time-based RSUs and the target amount of PRSUs granted for long-term incentive awards, using the closing price of our common shares on the NYSE on December 31, 2009. For more information regarding these awards, please see the “Compensation Discussion and Analysis” section of this circular.

	Option-based awards					Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)		Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Thomas H. Glocer	366,960		$23.25	3/3/2019	$3,302,640	697,583	$22,497,052
	303,210		$37.15	5/7/2018	–
Robert D. Daleo	189,400		$23.25	3/3/2019	$1,704,600	360,679	$11,631,898
	156,500		$37.15	5/7/2018	–
	130,830		$42.96	2/22/2017	–
	125,000		$35.13	12/5/2015	–
	115,000		$33.76	12/17/2014	–
	105,000		$33.49	12/18/2013	–
	105,000		$26.06	12/11/2012	$649,950
	133,000	C$	48.40	12/13/2011	–
	110,000	C$	57.40	12/19/2010	–
James C. Smith	189,400		$23.25	3/3/2019	$1,704,600	262,672	$8,471,172
	156,500		$37.15	5/7/2018	–
	120,310		$42.96	2/22/2017	–
	87,500		$35.13	12/5/2015	–
	75,000		$33.76	12/17/2014	–
	53,125		$33.49	12/18/2013	–
	42,500		$26.06	12/11/2012	$263,075
	42,500	C$	48.40	12/13/2011	–
	17,500	C$	57.40	12/19/2010	–
Devin N. Wenig	189,400		$23.25	3/3/2019	$1,704,600	354,351	$11,427,820
	156,500		$37.15	5/7/2018	–
James T. Powell	56,820		$23.25	3/3/2019	$511,380	26,534	$855,722
	8,270		$37.15	5/7/2018	–

The closing price of our common shares on December 31, 2009 on the NYSE was $32.25. During 2009, the high and low market prices for our common shares on the NYSE were $35.88 and $21.89, respectively.

Thomson Reuters Management Information Circular

Incentive Plan Awards – Value Vested or Earned in 2009

The following table sets forth information regarding incentive plan awards that vested or were earned in 2009. The value of share-based awards reflects the vesting of certain RSUs, including PRSUs for the performance period of January 1, 2007 through December 31, 2009. The dollar value of these units reflects the number of units vested/earned multiplied by the closing price of our common shares on the NYSE on the vesting date. Non-equity incentive plan compensation reflects the value of annual cash incentive awards earned for 2009. For more information regarding these awards, please see the “Compensation Discussion and Analysis” section of this circular.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Thomas H. Glocer	–	4,316,200	2,976,000
Robert D. Daleo	–	600,912	1,200,000
James C. Smith	–	508,309	1,200,000
Devin N. Wenig	–	4,367,563	1,200,000
James T. Powell	–	–	432,000

Equity Compensation Plan Information

The following table provides information as of December 31, 2009 regarding our common shares that may be issued under our stock incentive plan. For more information about our stock incentive plan and other plans under which we may issue common shares, please see the “Description of Equity Compensation and Other Plans” section below and Appendix A to this circular.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders:
C$ stock options	4,203,750	C$	49.58	–
US$ stock options	12,594,185	US$	32.91	–
US$ time-based RSUs	2,768,231		N/A 1	–
US$ performance RSUs	4,522,705		N/A 1	–
Total	24,088,871		–	20,832,270
Equity compensation plans not approved by security holders	–		–	–
Total	24,088,871		–	20,832,270

1	Unlike stock options, RSUs do not have an applicable exercise price.

Thomson Reuters Management Information Circular

Description of Equity Compensation and Other Plans

We are authorized to issue common shares under the following plans:

•	Stock incentive plan;

•	Deferred compensation plan; and

•	Employee stock purchase plans.

We also maintain a U.S. employees’ 401(k) retirement savings plan and a share plan for our non-employee directors but any shares needed to satisfy our obligations under those plans are purchased in the open market, so there is no dilutive effect. We also grant cash-based awards under our phantom stock plan.

All of these plans, other than the U.S. employees’ 401(k) retirement savings plan, were amended and restated in 2009 upon completion of the unification of our dual listed company (DLC) structure. These amendments were administrative and did not require shareholder approval.

Copies of our plans are available to any shareholder upon request by writing to: Thomson Reuters, Attention: Associate General Counsel, Corporate & Securities, 3 Times Square, New York, New York 10036, United States.

The tables set forth in Appendix A to this circular provide information regarding the key features of our plans. Our deferred share unit plan for directors is described in the “Director Compensation” section of this circular.

PENSION AND OTHER RETIREMENT BENEFITS

The following describes pension and other retirement benefits provided to our named executive officers.

Pension Plan

•
Thomson Reuters defined benefit pension plans in the U.S. have been closed to new participants for some time. Accordingly, Messrs. Glocer, Wenig and Powell do not participate in these plans. Through the end of the first quarter of 2008, Mr. Glocer participated in a Reuters supplemental executive retirement plan (SERP) that was a non-qualified defined contribution plan. Under that plan, Mr. Glocer received an annual contribution of 25% of his base salary. Mr. Wenig also participated in a Reuters SERP through the end of the first quarter of 2008 and received annual contributions of 6% of his base salary above $230,000 (the maximum compensation limit of the Reuters qualified 401(k) retirement savings plan).

•
The pension plan in which Messrs. Daleo and Smith participate is a defined benefit plan funded by one of our wholly owned U.S. subsidiaries that is qualified under U.S. federal income tax laws. Benefits under our U.S. qualified pension plan are subject to a maximum annual benefit based on eligible compensation limits set forth by the U.S. Internal Revenue Service. In 2009, the eligible compensation limit was $245,000 and the maximum annual benefit that could be accrued under the pension plan was $195,000.

Retirement Plus Plan. The Thomson Reuters “retirement plus” plan is an unfunded, non-qualified defined benefit plan that provides a supplemental benefit to Messrs. Daleo and Smith above the limits imposed by the U.S. Internal Revenue Service, with a maximum annual benefit based on an eligible compensation limit of $300,000. Amounts under the retirement plus plan are paid from our general assets.

SERPs. The Thomson Reuters SERPs are also unfunded, non-qualified defined benefit pension plans under which benefits are paid from our general assets. SERP benefits supplement amounts received by Messrs. Daleo and Smith under our other defined benefit plans (i.e., the pension plan and retirement plus plan) and our defined contribution plans, which are funded by company contributions and earnings attributable to such contributions. Messrs. Daleo and Smith are currently vested in their SERP benefits (other than, in the case of Mr. Smith, in the event of his voluntary resignation).

The combined annual benefit for Messrs. Daleo and Smith is a pension equal to a percentage of final base salary, commencing upon retirement or termination of employment. This percentage of final base salary is 60% for Mr. Daleo and 50% for Mr. Smith. The benefit amount will be reduced by 5% for each year by which retirement precedes age 62. In certain circumstances, each of Messrs. Daleo and Smith will be entitled to a pension upon disability. The annual benefit is payable for life, with a spousal survivor pension of 50% of the officer’s pension. Annual benefit amounts are not subject to reductions for social security benefits.

Thomson Reuters Management Information Circular

Defined Benefit Plans Table

The following table sets forth defined benefit plan information related to our named executive officers.

Name	Number of years credited service (#)	Annual benefits payable ($)1		Accrued obligation at start of year ($)2	Compensatory change ($)3	Non- compensatory change ($)4	Accrued obligation at year end ($)5
		At year end	At age 65
Thomas H. Glocer	–	–	–	–	–	–	–
Robert D. Daleo	16	600,000	600,000	7,307,000	129,000	723,000	9,604,000
James C. Smith	27	500,000	500,000	3,083,000	(34,000)	377,000	4,335,000
Devin N. Wenig	–	–	–	–	–	–	–
James T. Powell	–	–	–	–	–	–	–

1
Annual benefits payable at year end and at age 65 represent the estimated pension earned for all service to date, and based on total service projected to age 65, respectively, and are calculated based on actual pensionable earnings as of December 31, 2009 and on the terms of current retirement agreements. Benefits payable at year-end do not include any reduction that may apply if a named executive officer retires prior to his normal retirement age. Annual benefits at age 65 are the same at year-end since the benefit under the SERP plan is not service-related. The amount of benefits reported at year-end for Mr. Smith assumes he will remain with Thomson Reuters until age 55, or if he were involuntarily terminated without cause or in the event of his death prior to age 55, and that otherwise only the pension plan and retirement plus plan benefits in the amount of $124,000 would be payable.

2
The accrued obligation represents the value of the projected pension benefit from the pension plan, retirement plus plan and the SERPs, earned for all service through December 31, 2009, the plan measurement date used in our audited financial statements for the year ended December 31, 2009. The key assumptions for the SERP include a discount rate of 7.25% and a rate of compensation increase of 5.25%.

3
Compensatory changes include service cost with interest to the end of the year plus plan changes and differences between actual and estimated earnings. The service cost was partially or fully offset by the decrease in accrued obligation due to lower pay increase than anticipated.

4	The non-compensatory change includes the interest cost on the accrued obligation plus a change in the discount rate from 6.15% to 6.00%.

5
The accrued obligation represents the value of the projected pension benefit from the pension plan, retirement plus plan and the SERPs, earned for all service through December 31, 2009 (the measurement date for 2009 year-end disclosure).

Thomson Reuters Management Information Circular

TERMINATION BENEFITS

Potential Payments upon Termination

Each of our named executive officers may be eligible to receive certain payments and benefits upon termination of employment under various circumstances. The table below includes the value of all forms of compensation that would be available to each individual upon the specified events.

The amounts in the tables assume that:

•	The officer left our company on December 31, 2009; and

•	The price per share of our common shares on the NYSE on that date was $32.25.

For severance payments, aggregate amounts reflect the applicable period of time of salary continuation following involuntary termination without cause. We typically pay severance in the United States in accordance with our standard payroll practices, as opposed to in a lump sum.

For annual cash incentive awards, we have assumed a payout of 100% of the target award for involuntary termination without cause, death or disability. If a named executive officer’s triggering event occurred more than halfway though the year, he would ordinarily be entitled to receive a pro-rated payment based on the number of days worked in the year. This type of payment would typically be made at an assumed target rate, and the payment would occur prior to year-end. Annual cash incentive payments are otherwise made following completion of the financial year, after measuring our company’s actual performance against predetermined goals.

For stock options, we have calculated the intrinsic value of unvested options that would vest upon an applicable triggering event based on the in-the-money value of the options and the assumed share price.

For time-based RSUs, we have calculated the value based on the number of vested units and the assumed share price on the date of involuntary termination without cause, death, disability or retirement.

For long-term incentive awards (PRSUs), we have assumed a payout at 100% of the target award and calculated the value based on the number of vested units and the assumed share price on the date of involuntary termination without cause, death, disability or retirement. Shares underlying vested PRSUs would be issued following completion of the applicable three-year performance period, after measuring our company’s actual performance against predetermined goals.

For pensions, the present value of accrued benefits has been calculated based on the assumptions described in note 27 to our audited financial statements for the year ended December 31, 2009. The key assumptions for U.S. plans include a discount rate of 6%, an inflation rate of 2.75% and UP94 generational mortality table.

For benefits, amounts reflect the estimated amount for executive physicals, financial planning assistance and the continuation of generally available health and welfare benefits during the applicable severance period.

For excise tax gross-ups, each of Mr. Glocer’s and Mr. Wenig’s agreements provide for a gross-up of any U.S. federal excise tax that might be due upon involuntary termination as a result of a change of control of our company. No other named executive officer is eligible for this benefit.

Amounts actually received should any of the officers cease to be employed will vary based on factors such as the timing during the year of any such event, our share price, the executive’s age, and any changes to our benefit arrangements and policies. Additional information about our agreements with each named executive officer is set forth in the “Severance Benefits” section below.

Thomson Reuters Management Information Circular

	Involuntary Termination without cause	Involuntary Termination for cause	Voluntary termination or resignation 1	Death or disability		Change of control
Thomas H. Glocer
Severance	$3,100,000	–	–	–		3,100,000
Annual cash incentive	3,100,000	–	–	3,100,000		3,100,000
Stock options	3,302,640	–	–	–		3,302,640
Time–based RSUs	18,060,000	–	–	18,060,000		18,060,000
Long–term incentive/PRSUs	4,437,052	–	–	4,437,052		4,437,052
Pension	3,001,271	3,001,271	3,001,271	3,001,271		3,001,271
Benefits	60,000	–	–	60,000		–
Excise tax gross–up	–	–	–	–		–
Total	$35,060,963	3,001,271	3,001,271	28,658,323		35,000,963
Robert D. Daleo
Severance	$2,000,000	–	–	–		2,000,000
Annual cash incentive	1,250,000	–	1,250,000	1,250,000		1,250,000
Stock options	852,300	–	–	852,300		852,300
Time–based RSUs	4,302,086	–	–	4,302,086		4,302,086
Long–term incentive/PRSUs	1,820,814	–	–	1,820,814		1,820,814
Pension 2	10,250,136	900,136	10,250,136	10,250,136		10,250,136
Benefits	60,000	–	–	60,000		–
Excise tax gross–up	–	–	–	–		–
Total	$20,535,336	900,136	11,500,136	18,535,336		20,475,336
James C. Smith
Severance	$2,000,000	–	–	–		2,000,000
Annual cash incentive	1,250,000	–	–	1,250,000		1,250,000
Stock options	852,300	–	–	852,300		852,300
Time–based RSUs	2,751,328	–	–	2,751,328		2,751,328
Long–term incentive/PRSUs	1,761,603	–	–	1,761,603		1,761,603
Pension 2	3,621,024	563,024	717,024	3,621,024		3,621,024
Benefits	60,000	–	–	60,000		–
Excise tax gross–up	–	–	–		–	–
Total	$12,296,555	563,024	717,024	10,296,255		12,236,255
Devin N. Wenig
Severance	$2,000,000	–	–	–		2,000,000
Annual cash incentive	1,250,000	–	–	1,250,000		1,250,000
Stock options	1,704,600	–	–	1,704,600		1,704,600
Time–based RSUs	9,137,522	–	–	9,137,522		9,137,522
Long–term incentive/PRSUs	2,290,298	–	–	2,290,298		2,290,298
Pension	798,673	798,673	798,673	798,673		798,673
Benefits	60,000	–	–	60,000		–
Excise tax gross–up	–	–	–	–		–
Total	$17,241,093	798,673	798,673	15,241,093		17,181,093
James T. Powell
Severance	$1,200,000	–	–	–		1,200,000
Annual cash incentive	450,000	–	–	450,000		450,000
Stock options	255,690	–	–	255,690		255,690
Time–based RSUs	168,958	–	–	168,958		168,958
Long–term incentive/PRSUs	212,098	–	–	212,098		212,098
Pension	55,419	55,419	55,419	55,419		55,419
Benefits	60,000	–	–	60,000		–
Excise tax gross–up	–	–	–	–		–
Total	$2,402,165	55,419	55,419	1,202,165		2,342,165

1	Mr. Daleo is the only named executive officer who is currently eligible for early retirement. As such, voluntary termination or resignation by Mr. Daleo reflects entitlements for early retirement.

2	Amounts in the “Death or Disability” column reflect a disability benefit. The value of Mr. Daleo and Mr. Smith’s pension benefits upon death would be $5,288,136 and $1,764,307, respectively.

Thomson Reuters Management Information Circular

Severance Benefits

We believe that our severance benefits are competitive with those provided to executive officers at comparable global companies. The key provisions of our agreements with Messrs. Glocer, Daleo, Smith, Wenig and Powell are summarized in the table below.

Description	Chief Executive Officer	Other Named Executive Officers
Termination events triggering severance cash benefits and benefits continuation	● Involuntary termination without “Cause” ● Termination by Mr. Glocer for “Good Reason”	Involuntary termination without “Cause” for Messrs. Daleo, Smith, Wenig and Powell Mr. Wenig’s agreement also provides for termination by him for “Good Reason”
Severance cash benefit	24 months’ base salary	24 months’ base salary for Messrs. Daleo, Smith, Wenig and Powell
Health and welfare benefits continuation	Continued participation in health and welfare plans over the same time period for which severance is payable	Continued participation in health and welfare plans over the same time period for which severance is payable
Pension benefits	Not applicable	Accrued and earned benefits under applicable plan rules for Messrs. Daleo and Smith. Not applicable for Messrs. Wenig and Powell.
Pro-rated annual incentive awards
Annual incentive award would be paid upon expiration of the statutory revocation period in a lump sum equal to the greater of:

● 50% of his target award for the then-current year; and

● The amount determined by multiplying his target award for the then-current year by a fraction, the numerator of which is the number of days employed by Thomson Reuters in the year and the denominator is 365.

Annual incentive award would be pro-rated through the effective date of termination for Messrs. Daleo, Smith and Powell.

Mr. Wenig’s annual incentive awards would be treated in the same manner as Mr. Glocer’s.

Treatment of share-based awards
All awards would vest in full. Options would remain exercisable for 12 months following the effective date of termination. All PRSUs granted under any long-term incentive plans will be distributed when issued to employees for the applicable plan period.

All other share-based awards (such as time-based RSUs) will vest in full.

For Messrs. Daleo, Smith and Powell, unvested awards granted would immediately vest and become exercisable and the balance would be forfeited. Vesting of PRSU awards would be 100% for the 2007-2009 performance period, 66 2/3% for the 2008-2010 performance period and 33 1/3% for the 2009-2011 performance period. Each of them would have six months following the effective date of termination to exercise all exercisable options and units. Alternatively, we may, at our discretion, determine that all such awards or units (whether or not vested) shall be deemed to have expired at the effective date of termination, in which case we would pay an amount equal to the value of all vested units and awards and 50% of all unvested units and awards as of the effective date of termination.

Mr. Wenig’s long-term incentive awards would be treated in the same manner as Mr. Glocer’s.

Restrictive covenants	● Non-solicitation ● Non-competition ● Confidentiality and non-disparagement	● Non-solicitation ● Non-competition ● Confidentiality and non-disparagement

Thomson Reuters Management Information Circular

DIRECTOR COMPENSATION

Compensation for our directors is designed to be competitive and to appropriately recognize the commitment and experience of our directors and the size of our business.

In establishing the compensation arrangements for directors of our company, the factors that the Corporate Governance Committee considered included the size, scope and complexity of our organization, the time commitment required of directors (including board meetings and travel to and from board meetings and site visits), the compensation levels for boards of directors of other companies, and our desire to have a flat fee structure.

Mr. Glocer does not receive compensation for serving on the board.

Retainers

The table below sets forth the annual retainers that are payable to our directors. Director retainer amounts for 2010 will be unchanged from 2009. Directors do not receive attendance fees.

($)
Non-management directors	150,000
Committee chairs	20,000
Chairman of the Board	600,000
Deputy Chairmen of the Board 1	300,000

1
As part of his compensation for serving as one of our Deputy Chairmen, Mr. FitzGerald also receives RSUs annually with a value at the time of issue equal to the difference between GBP 600,000 and $300,000, as further discussed in the “Stock Option and RSU Grants” section below. Mr. FitzGerald does not receive a separate retainer for serving as Chair of the Corporate Governance Committee.

Total Director Compensation

The following table reflects compensation earned by our directors in 2009. Directors may elect to take their compensation in cash, share-based awards, or a mix thereof. The fee amounts reflect cash compensation earned. The share-based awards include deferred share units (DSUs) and common shares received in lieu of cash. Mr. Glocer does not receive compensation for his service as a director. Information regarding Mr. Glocer’s 2009 compensation is set forth in the “Executive Compensation” section of this circular. Information regarding RSUs granted to Mr. FitzGerald in 2009 is set forth in the “Stock Option and RSU Grants” section below.

	Fees earned ($)		Share–based awards ($)
Director	Retainer	Committee Chair	DSUs	Common Shares	RSUs	All Other Compensation ($)	Total ($)
David Thomson	600,000	–	–	–	–	–	600,000
W. Geoffrey Beattie	300,000	–	–	–	–	–	300,000
Niall FitzGerald, KBE 1	300,000	–	–	–	651,488	9,220	960,708
Manvinder S. Banga	–	–	–	150,000	–	–	150,000
Mary Cirillo	–	–	–	150,000	–	–	150,000
Steven A. Denning 2	–	–	–	170,000	–	–	170,000
Lawton Fitt	150,000	–	–	–	–	–	150,000
Roger L. Martin	–	–	150,000	–	–	–	150,000
Sir Deryck Maughan	50,000	–	100,000	–	–	–	150,000
Ken Olisa	120,000	–	–	30,000	–	–	150,000
Vance K. Opperman 3	–	–	170,000	–	–	–	170,000
John M. Thompson	–	–	75,000	75,000	–	–	150,000
Peter J. Thomson	150,000	–	–	–	–	–	150,000
John A. Tory	150,000	–	–	–	–	–	150,000
Total	2,375,000	–	495,000	575,000	651,488	9,220	3,550,708

1
Please see note 1 of the preceding table for additional information regarding Mr. FitzGerald’s RSUs.  Mr. FitzGerald’s “All Other Compensation” in this table reflects the value of personal use of a car and driver.

2	Mr. Denning received his fees for serving as chair of the HR Committee in common shares.

3	Mr. Opperman received his fees for serving as chair of the Audit Committee in DSUs.

Thomson Reuters Management Information Circular

Deferred Share Units

To further align the interests of our directors with those of our shareholders, directors may participate in a share plan under which they have the option to receive their annual retainer and other amounts payable for their services on the board in the form of DSUs, common shares or cash. A DSU is a bookkeeping entry credited to an account maintained for each eligible director, and has the same value as one common share. If a director elects to receive any portion of his or her annual retainer or other remuneration in the form of shares, the amount (net of withholding taxes) is used to buy shares in the open market. If a director elects to receive DSUs, units representing the value of common shares are credited to the director’s account. DSUs are paid to a director by December 15 of the calendar year following termination of board service. Payment is made in our common shares or cash (net of withholding taxes), based on the market value of the common shares on the date prior to the payment date. DSUs accumulate additional units based on notional equivalents of dividends paid on our common shares.

Stock Option and RSU Grants

Our non-management directors are currently not eligible to receive stock option grants. Mr. Beattie is the only non-management director who was previously granted stock options in 2000, 2001 and 2002. All of Mr. Beattie’s stock options are 100% vested, but none of his options were “in-the-money” as of December 31, 2009, as the exercise prices for all of his options were more than the market price of our common shares.

Mr. Beattie and Mr. FitzGerald are the only non-management directors who have been granted RSUs.

•
In February 2008, we made a special grant of 100,000 RSUs to Mr. Beattie in recognition of his exceptional service as Deputy Chairman in overseeing our strategic realignment related to the Thomson Learning sale and the Reuters acquisition. All of Mr. Beattie’s RSUs will vest in February 2011. Each vested RSU entitles Mr. Beattie to receive one common share. Mr. Beattie’s RSU total below includes the amount of his original grant (100,000 units) plus 6,486 additional units received in 2008 and 2009 from notional dividend equivalents based on dividends paid on common shares. These dividend equivalent units vest on the same schedule as the underlying RSUs.

•
As part of his annual compensation, Mr. FitzGerald receives RSUs annually with a value at the time of issue equal to the difference between GBP 600,000 and $300,000. Mr. FitzGerald received RSU grants in 2008 and 2009. 50% of Mr. FitzGerald’s RSUs vest on October 1 in the year after the grant, and the remaining 50% of the RSUs vest on October 1 in the second year after the grant. Each vested RSU entitles Mr. FitzGerald to receive one common share. In 2009, we issued 8,747 common shares to Mr. FitzGerald in connection with the vesting of 50% of the RSUs granted to him in 2008.

The table below sets forth information regarding stock options and RSUs granted to Messrs. Beattie and FitzGerald that were outstanding as of December 31, 2009. Information regarding Mr. Glocer’s stock options and RSUs is set forth in the “Executive Compensation” section of this circular.

	Option–based awards					Share–based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)		Option expiration date	Value of unexercised in–the–money options ($)	Number of shares or units that have not vested (#)	Market or payout value of share–based awards that have not vested ($)
W. Geoffrey Beattie	100,000	C$	51.60	5/18/2010	–	106,486	$3,434,173
	50,000	C$	48.40	12/13/2011	–	–	–
	50,000	C$	40.69	12/11/2012	–	–	–
Niall FitzGerald	–		–	–	–	35,213	$1,135,619

The closing price of our common shares on December 31, 2009 on the NYSE was $32.25. During 2009, the high and low market prices for our common shares on the NYSE were $35.88 and $21.89, respectively.

Thomson Reuters Management Information Circular

Plan Awards – Value Vested or Earned in 2009

The following table sets forth information regarding plan awards that vested or were earned in 2009.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
W. Geoffrey Beattie	–	–	–
Niall FitzGerald	–	490,012	–

Share Ownership Guidelines

Directors are encouraged to hold common shares and/or DSUs having a value equal to five times their annual retainer within five years from the date of their initial appointment to the Thomson Reuters board.

Pensions

Non-management directors do not receive any pension benefits from our company. Mr. Glocer’s pension and retirement benefits are described in the “Pension and Retirement Benefits” section of this circular.

Service Contracts

We have not entered into service contracts with our non-management directors. Each director has signed an appointment letter that confirms his or her position on the board and any committees. Our agreement with Mr. Glocer regarding termination benefits is described in the “Termination Benefits” section of this circular.

Director Expenses

We reimburse directors for reasonable travel and out-of-pocket expenses incurred in connection with their Thomson Reuters duties.

INDEBTEDNESS OF OFFICERS, DIRECTORS AND EMPLOYEES

As of March 26, 2010, none of our current or former executive officers or directors were indebted to our company or any of our subsidiaries. The following table sets forth certain indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) of the current and former officers, directors and employees of our company and our subsidiaries as of March 26, 2010. All of the indebtedness reflected in the table below is owed by current employees to one of our subsidiaries in connection with a business unit-level compensation arrangement.

Aggregate Indebtedness
Purpose	To Thomson Reuters or its subsidiaries	To another entity
Share purchases	–	–
Other	$3,088,127	–

DIRECTORS’ AND OFFICERS’ INDEMNIFICATION AND INSURANCE

We provide indemnification to our directors to the extent permitted by applicable laws and regulations.

Under the Business Corporations Act (Ontario), our company may indemnify a present or former director or officer or an individual who acts or acted at the corporation’s request as a director or officer or in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the director in respect of any civil, criminal, administrative, investigative or other proceeding to which the director is involved because of that association with the corporation or other entity, provided that the individual acted honestly and in good faith with a view to the best interests of the corporation or, as the case may be, to the best interests of the other entity for which the individual acted at the corporation’s request, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that his or her conduct was lawful.

We maintain a directors’ and officers’ liability insurance policy that provides protection for our directors and officers against liability incurred by them in their capacities as such. This policy provides for a limit of at least $100 million for each claim and $100 million in the aggregate and there is no deductible for this coverage. The insurance applies in circumstances where we may not indemnify our directors and officers for their acts or omissions. Annual premiums paid by our company relating to directors’ and officers’ liability insurance are currently approximately $2.0 million.

Thomson Reuters Management Information Circular

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is responsible for assisting our board in fulfilling its oversight responsibilities in relation to the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications and independence of our auditors, the performance of our internal audit function and independent auditors, and any additional matters delegated to the Audit Committee by our board.

In 2009, the Audit Committee met with various members of our senior management and internal audit team and PricewaterhouseCoopers LLP. In addition, the Audit Committee met regularly in separate sessions with representatives of PricewaterhouseCoopers LLP. In the course of fulfilling its mandate, the Audit Committee focused on several topics, which included:

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Reviewing and discussing the company’s annual and quarterly consolidated financial statements and related MD&A. The Audit Committee also reviewed other disclosures, including our earnings press releases and annual report;

•	Reviewing our company’s IFRS adoption plans;

•	Reviewing the scope and plans for the audit of our company’s financial statements;

•
Reviewing and approving fees to be paid to PricewaterhouseCoopers LLP for its services, as further described in the “Business of the Meeting – Appointment of Independent Auditors” section of this circular;

•	Discussing with PricewaterhouseCoopers LLP:

o	its independence from Thomson Reuters (and receiving disclosures from PricewaterhouseCoopers LLP in this regard),

o	all critical accounting policies and practices used or to be used by Thomson Reuters,

o
all alternative treatments of financial information within IFRS that have been discussed with management, ramifications of the use of such alternative treatments and the treatment preferred by the auditors, and

o	all other matters required to be communicated under IFRS;

•	Receiving periodic updates on our guidelines and policies with respect to risk assessment and risk management, including the steps and processes taken to monitor and control risks; and

•	Receiving periodic updates from our Corporate Compliance and Audit Department on internal control over financial reporting and fraud-related matters.

In March 2010, as part of its oversight role and in reliance upon its reviews and discussions as noted above, the Audit Committee reviewed and discussed with management its assessment and report on the effectiveness of our internal control over financial reporting as of December 31, 2009, which was made using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission. The Audit Committee also reviewed and discussed with PricewaterhouseCoopers LLP its review and report on the effectiveness of our internal control over financial reporting. The Audit Committee also recommended that PricewaterhouseCoopers LLP be re-appointed as our independent auditors to serve until our next annual meeting of shareholders in 2011 and that our board submit this appointment to shareholders for approval at the 2010 annual meeting of shareholders.

Based upon the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee in its charter, the Audit Committee recommended that our board approve the filing of the audited consolidated financial statements, MD&A and annual report, and the inclusion of the audited consolidated financial statements in our annual report to shareholders for the year ended December 31, 2009.

This report was approved by the Audit Committee of Thomson Reuters, which as at March 26, 2010, comprised the following members.

Vance K. Opperman (Chair)	Lawton Fitt	Roger L. Martin	Ken Olisa	John M. Thompson

Thomson Reuters Management Information Circular

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

HIGHLIGHTS
—	This section describes our corporate governance policies and practices.

—	We have 15 directors, a majority of whom are independent.

—	Our board has three committees (audit, HR and corporate governance).

—	The board and its committees have access to management and independent advisors.

—	We discuss considerations related to director qualification and appointment as well as our director assessment process in this section.

—	We provide 2009 attendance figures for our directors at board and committee meetings.

Our governance structure permits the board to responsibly supervise the management of the business and affairs of Thomson Reuters. We believe that sustainable value creation for all shareholders is fostered through a board that is informed and engaged and that functions independently of management.

As our shares are listed in Canada and the United States, our corporate governance structure is generally consistent with the best practice guidelines of the Canadian securities regulatory authorities and the rules of the SEC giving effect to the provisions of the Sarbanes-Oxley Act. In addition, our corporate governance structure complies with most of the corporate governance listing standards of the NYSE, notwithstanding that we are exempt from most of those standards as a “foreign private issuer”.

Board Composition and Responsibilities

Board size

The board consists of 15 individuals and functions independently of management. The board is currently comprised of 14 non-management directors and the CEO. David Thomson is Chairman, and W. Geoffrey Beattie and Niall FitzGerald are Deputy Chairmen. Biographies for each director, who are all individually proposed for re-election on an annual basis, are set forth in the “Business of the Meeting – Election of Directors” section of this circular.

Governance structure

Responsibility for our governance structure lies, in the first instance, with the Corporate Governance Committee, and more generally with the board. Board practices are set out in corporate governance guidelines, which the Corporate Governance Committee reviews annually, together with the committee charters. The corporate governance guidelines deal with issues such as the board’s duties and responsibilities, share ownership guidelines and conflicts of interest. The guidelines and committee charters are publicly available at www.thomsonreuters.com. In addition, a copy of the corporate governance guidelines has been filed on SEDAR and EDGAR and is incorporated by reference in this circular.

Thomson Reuters Management Information Circular

Key responsibilities

The board’s principal responsibilities are strategic planning, risk identification and financial, human resources, legal and regulatory oversight.

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In January of each year, the board has a meeting focused principally on our company’s operating plan for the current year. In addition to addressing key initiatives, the operating plan addresses opportunities, risks, competitive position, business outlook, financial projections and other key performance indicators for our company.

•	During the first quarter of each year, the board meets to approve our full year earnings announcement as well as our annual disclosure documents (i.e., annual report, management information circular).

•	Later in the year, a board meeting is devoted solely to broader strategic considerations for our company’s business.

•
During the year, there are also strategic reviews of individual businesses or sectors. At these strategy sessions, the directors discuss and shape our priorities and objectives. Throughout the year, the directors are updated on strategic progress as part of regular board and committee meetings.

•	Each quarter, the board meets to approve our quarterly earnings announcements as well as our quarterly financial statements and related management’s discussion and analysis (MD&A).

Separate Chairman and CEO

The roles and responsibilities of the Chairman and the CEO are separate.

•
As Chairman, David Thomson seeks to ensure that the board operates independently of senior management. The Chairman is responsible for establishing the agenda for board meetings, ensuring that the board and its committees have the necessary resources to support their work (in particular, accurate, timely and relevant information), and maintaining an effective relationship between the board and senior management.

•	As CEO, Thomas H. Glocer is principally responsible for the management of the business and affairs of Thomson Reuters in accordance with the strategic plan and objectives approved by the board.

Position descriptions for the Chairman and for the chair of each committee have been approved by the board and help ensure the independent operations of the board and its committees. These position descriptions are also publicly available at www.thomsonreuters.com.

Meetings with and without the CEO/management

In 2010, the board initiated the practice of having a session with the CEO, but no other members of management, before the start of each board meeting. This is intended to give Mr. Glocer an opportunity to discuss his objectives for the day’s meeting, and for directors to express preliminary observations based on their prior review of meeting materials. This permits a more effective use of time in the board meeting. A similar session is held with Mr. Glocer at the end of the meeting, followed by a meeting of the board without Mr. Glocer. Each of the board’s committees also concludes its meetings with a period of time for discussion without Mr. Glocer or members of management present.

In addition, at least once each year, the board meets without the CEO and the directors affiliated with Woodbridge present. These meetings, which follow a regularly scheduled board meeting, are chaired by the Chair of the Corporate Governance Committee. The Chair of the Corporate Governance Committee develops the agenda for these meetings, although discussion is not limited to it. The agenda generally addresses any issues that might be specific to a public corporation with a controlling shareholder. The Chair of the Corporate Governance Committee reports to the Chairman on the substance of these meetings to the extent that action is appropriate or required and is available for consultation with the independent directors as required. One such meeting of the independent directors took place in 2009 and was presided over by Niall FitzGerald.

Secretary to the Board

To assist the board in operating independently of management, the Secretary to the Board reports directly to the Chairman and the Deputy Chairmen and also acts as secretary to each of the committees of the board. The Secretary to the Board has responsibility for ensuring good information flows between the board and its committees and between senior management and the directors. Directors have access to the advice and services of the Secretary.

Thomson Reuters Management Information Circular

Access to Management and Professional Advisors

The board has access to members of management and professional advisors. The board and its committees may invite any member of senior management, employee, outside advisor or other person to attend or report at any of their meetings. The board and any of its committees are able to retain an outside independent professional advisor at any time at the expense of our company and have the authority to determine the advisor’s fees and other retention terms. Individual directors are able to retain an outside independent professional advisor at the expense of our company subject to notifying the Corporate Governance Committee in advance.

The HR Committee retains an independent consulting firm to advise it on compensation matters relating to senior management. The independent consulting firm also reviews executive compensation programs and provides guidance and analysis on plan design and market trends and practices. The HR Committee also utilizes and relies upon independent market survey data provided by an independent consulting firm regarding executive compensation for organizations of comparable size and scope with which Thomson Reuters is most likely to compete for executive talent. Additional information is provided in the “Compensation Discussion and Analysis” section of this circular.

Delegation of Authority

To clarify the division of responsibility between the board and management, the board has adopted a delegation of authority policy. This policy delegates certain decision-making and operating authority to senior management and has been adopted by the board in order to enhance our internal controls and allow management appropriate flexibility to deal with certain matters without requiring board approval. The board also delegates certain responsibilities to the Audit Committee, Corporate Governance Committee and HR Committee, and oversees the committees’ fulfillment of their responsibilities. The responsibilities of each committee are described in more detail below.

Independent Directors

Majority independent board

Under the corporate governance guidelines adopted by the board, a director is not considered independent unless the board affirmatively determines that the director has no “material relationship” with Thomson Reuters. In determining the independence of directors, the board considers all relevant facts and circumstances. In March 2010, the board conducted its annual assessment of the independence of each of its members and determined that 10 of the 15 directors (66 2/3%) serving on the board are independent. In determining independence, the board examined and relied on the applicable definitions of “independent” in the NYSE listing standards and Canadian Securities Administrators’ National Instrument 58-101. The board also reviewed the results of questionnaires completed by each director.

•	One of the directors (Thomas H. Glocer) is not independent because he is the CEO of Thomson Reuters.

•
Four of the directors (David Thomson, W. Geoffrey Beattie, Peter J. Thomson and John A. Tory) are considered not independent pursuant to applicable rules because they are directors and current or former executive officers of Woodbridge, the controlling shareholder of Thomson Reuters. None of these individuals is a member of Thomson Reuters executive management team. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.

•	The remaining 10 directors are independent.

In determining the independence of directors, the board also considers that in the normal course of business, we provide services to, and receive services from, companies with which some of the independent directors are affiliated. For example, various in-house legal departments of a number of these companies subscribe to our Westlaw service. Based on the specific facts and circumstances, the board determined in March 2010 that these types of relationships were immaterial.

In particular, the board acknowledged that Messrs. Denning and Thompson also have been directors of companies that Thomson Reuters has a relationship with, but determined that these relationships were not material and did not preclude a finding of independence.

Thomson Reuters Management Information Circular

•
Until February 2009, Mr. Denning was a director of Hewitt Associates Inc. In February 2005, we entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under current contract terms, we expect to pay Hewitt an aggregate of $165 million over a 10-year period that began in 2006. In 2009, we paid Hewitt $8 million for its services. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on any matters relating to Hewitt by the HR Committee and the board.

•
Mr. Thompson is the non-executive independent Chairman of the board of The Toronto-Dominion Bank. In the normal course of business, we have a banking relationship with The Toronto-Dominion Bank and one of the bank’s affiliates has served as a dealer for our recent offerings of debt securities in the United States and Canada.

Controlled Company

The NYSE corporate governance listing standards require a listed company to have, among other things, solely independent directors on its compensation committee and nominating/corporate governance committee. A “controlled company” (a company of which more than 50% of the voting power is held by an individual, group or another company) is exempt from these requirements.

The board believes it is appropriate for directors affiliated with Woodbridge to serve on the Corporate Governance Committee and the HR Committee and has approved our reliance on the controlled company exemption to do so.

Committees

The board operates with three committees, each of which has a charter. The charters are reviewed annually by the relevant committee and the Corporate Governance Committee, which may make recommendations to the board for changes. These charters are publicly available at www.thomsonreuters.com.  The following table sets forth the membership of our three board committees.

Director	Audit Committee	Corporate Governance Committee	HR Committee
David Thomson
W. Geoffrey Beattie		•	•
Niall FitzGerald, KBE		Chair	•
Thomas H. Glocer
Manvinder S. Banga			•
Mary Cirillo		•	•
Steven A. Denning			Chair
Lawton Fitt	•
Roger L. Martin	•
Sir Deryck Maughan		•
Ken Olisa	•
Vance K. Opperman	Chair
John M. Thompson	•	•
Peter J. Thomson
John A. Tory			•

Thomson Reuters Management Information Circular

Audit Committee

The Audit Committee is responsible for assisting the board in fulfilling its oversight responsibilities in relation to:

•	the integrity of financial statements and other financial information relating to our company;

•	risk management and compliance with legal and regulatory requirements;

•	the qualifications, independence and performance of the independent auditors;

•	the adequacy and effectiveness of our internal control over financial reporting and disclosure controls and procedures;

•	the effectiveness of the internal audit function; and

•	any additional matters delegated to the Audit Committee by the board.

Oversight of independent auditors and pre-approval policy

The Audit Committee is responsible for the engagement of the independent auditors (PricewaterhouseCoopers LLP), and communicates directly with the independent auditors and the officer at our company in charge of internal audit. The Audit Committee is also responsible for overseeing management reporting and internal control systems. The Audit Committee is also responsible for overseeing the work of the independent auditors and considers whether the provision of services other than audit services is compatible with maintaining the auditors’ independence.

The Audit Committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided to our company by the independent auditors.

•	The policy gives detailed guidance to management as to the specific types of services that have been pre-approved by the Audit Committee.

•	The policy requires the Audit Committee’s specific pre-approval of all other permitted types of services that have not already been pre-approved.

•	Senior management periodically provides the Audit Committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy.

•
The Audit Committee’s charter delegates to its Chair the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. If the Chair approves any such engagements, he must report his approval decisions to the full Audit Committee at its next meeting. For the year ended December 31, 2009, none of the audit-related, tax or all other fees of Thomson Reuters described above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01(c)(7)(i)(C) of SEC Regulation S-X and Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument 52-110 (Audit Committees).

Financial disclosure process

The Audit Committee meets to approve all financial reports prior to their release. Prior to the meeting, a draft is distributed to the members of the Audit Committee for review and comment. The CFO and the Controller and a representative from the independent auditors meet with the Chair of the Audit Committee to preview the audit-related issues which will be discussed at the Audit Committee meeting. At the Audit Committee meeting, the Controller discusses the financial statements and disclosure matters and the Audit Committee members are given an opportunity to raise any questions or comments. The independent auditors also participate in the meeting. When the Audit Committee is satisfied as to the quality of the disclosure, it provides its approval and recommends that the board subsequently approve the filing of the report. A draft is also distributed to the members of the board in advance of a board meeting for their review and comment. The board has an opportunity to ask questions and have them answered prior to any filings.

Whistleblower policy

The Audit Committee has adopted procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls, auditing matters, and disclosure controls and procedures, as well as procedures for the confidential, anonymous submission of concerns by our employees regarding questionable accounting, internal accounting controls, auditing matters or disclosure controls and procedures. These procedures are set forth in the Thomson Reuters Code of Business Conduct and Ethics, which is described below under “Code of Business Conduct and Ethics”.

Thomson Reuters Management Information Circular

Financial literacy

All members of the Audit Committee are financially literate in accordance with applicable Canadian and U.S. securities rules. Our Audit Committee does not include an individual who qualifies as an “audit committee financial expert” (within the meaning of applicable SEC rules) or meets applicable tests for accounting or related financial management expertise within the meaning of NYSE listing standards. However, we consider that, collectively, the members of the Audit Committee have the requisite skills and experience to properly discharge their responsibilities. The board plans to consider these qualifications in future nominations to the board and appointments to the Audit Committee.

Members and 2009 meetings

The Audit Committee comprises Vance K. Opperman (Chair), Lawton Fitt, Roger L. Martin, Ken Olisa and John M. Thompson. The Audit Committee met eight times in 2009.

Corporate Governance Committee

The Corporate Governance Committee is responsible for assisting the board in fulfilling its oversight responsibilities in relation to:

•	our company’s overall approach to corporate governance;

•	the size, composition and structure of the Thomson Reuters board and its committees, including the nomination of directors;

•	orientation and continuing education for directors;

•	related party transactions and other matters involving actual or potential conflicts of interest; and

•	any additional matters delegated to the Corporate Governance Committee by the board.

The Corporate Governance Committee is also responsible for reviewing directors’ compensation to ensure that it is competitive and appropriately compensates directors for the responsibilities and risks involved in being an effective director. The Corporate Governance Committee reviews the position descriptions for the Chairman and the chair of each committee and recommends any amendments to the board.

The Corporate Governance Committee comprises Niall FitzGerald (Chair), W. Geoffrey Beattie, Mary Cirillo, Sir Deryck Maughan and John M. Thompson. The Corporate Governance Committee met three times in 2009.

HR Committee

The HR Committee is responsible for assisting the board in fulfilling its oversight responsibilities in relation to:

•	the compensation of the CEO and senior management;

•	the selection and retention of senior management;

•	planning for the succession of senior management;

•	professional development for senior management;

•	the management of pension and significant benefit plans for employees; and

•	any additional matters delegated to the HR Committee by the board.

The HR Committee assists the board in setting objectives each year for the CEO. The HR Committee evaluates the performance of the CEO against these objectives at year end. The HR Committee reports to the full board on the objectives for the forthcoming year and the performance against objectives in the preceding year. The HR Committee maintains a written position description for the CEO.

No member of the HR Committee is a chief executive officer of a publicly traded corporation, partnership, trust or other entity.

The HR Committee comprises Steven A. Denning (Chair), W. Geoffrey Beattie, Niall FitzGerald, Manvinder S. Banga, Mary Cirillo and John A. Tory. The HR Committee met four times in 2009. Mr. Banga was appointed to the HR Committee and the board on January 1, 2009.

Thomson Reuters Management Information Circular

Director Qualifications, Board Size and Appointments

The Corporate Governance Committee is responsible for assessing the skills and competencies of current directors, their anticipated tenure and the need for new directors. The Corporate Governance Committee recommends candidates for initial board membership and board members for re-nomination. Recommendations are based on character, integrity, judgment, business experience, record of achievement and any other skills and talents that would enhance the board and overall management of the business and affairs of our company. As necessary, the Corporate Governance Committee retains a professional search firm to assist it in identifying and evaluating potential director candidates.

On January 1, 2009, Manvinder (Vindi) Banga joined the board. Mr. Banga is the President of the Foods, Home and Personal Care business for Unilever PLC and one of the seven member Unilever executive committee reporting to its CEO. During his career, Mr. Banga has worked in global, regional and national roles in London, Singapore and Mumbai. In particular, Mr. Banga has a deep knowledge of business in Asia which the Thomson Reuters board believes is valuable as our company looks to capitalize further on opportunities in that region.

The board is of the view that its optimal size for effective decision-making and committee work is 14 to 16 members.

Director Recruitment, Orientation and Education

New directors are provided with induction materials describing our business, our corporate governance structure and related policies and information. New directors also have meetings with the Chairman, Deputy Chairmen, CEO, CFO and other executive officers, including the heads of our major businesses. Early in their tenure, opportunities are provided to new directors to visit some of the major facilities and meet with operations management.

The board’s secure website, monthly management reports and other means of communication provide directors with information to ensure their knowledge and understanding of our business remain current.

On a regular basis, members of senior management prepare memoranda and presentations on operating matters which are distributed to the directors. These “board papers” are often prepared in connection with matters that require director approval under our policies or applicable law and are also used to inform the directors about developments that senior management believe should be brought to the directors’ attention. The board also periodically receives reports on non-operational matters, including corporate governance, taxation, pension and treasury matters.

To facilitate ongoing education, the directors are entitled to attend external continuing education opportunities at the expense of Thomson Reuters. The Corporate Governance Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities.

Performance Assessment Process

The Corporate Governance Committee oversees an annual structured review of the effectiveness of the board and its committees. Questionnaires addressing issues such as supervision of senior management, strategic planning, risk management, financial reporting, disclosure, governance and conduct of board and committee meetings are developed annually and given to directors. The individual responses, which are confidential, are compiled by the Secretary to the board and reported to the Corporate Governance Committee chairman. He then considers the responses and in reporting to the committee may propose changes in practice. The board also receives a report on the assessment.

In 2009, the Corporate Governance Committee undertook an individual director review and assessment process, whereby each director met with the Chairman of the Corporate Governance Committee to discuss their own contribution to the board, and the contributions of their colleagues.

The Corporate Governance Committee believes that each director’s performance continues to be effective and that each director has demonstrated a commitment to his or her role on the board and its committees. The board recommends that all of the non-management directors should be re-elected at the meeting to be held on May 14, 2010, as each of them continues to bring valuable skills and experience to the board and its committees.

Majority Voting Policy

The board has adopted a policy which provides that if a director does not receive the support of a majority of the votes cast at the annual meeting of shareholders, the director will tender his or her resignation to the Chairman, to be effective when accepted by the board. The Corporate Governance Committee will consider the director’s offer to resign and make a recommendation to the board as to whether to accept it. The board will have 90 days from the annual meeting to make and publicly disclose its decision.

Thomson Reuters Management Information Circular

Director Attendance

The board meets regularly in order to discharge its duties effectively. Directors are expected to attend all meetings of the board including committee meetings, if applicable, and annual meetings of shareholders. The following table provides information about the number of board and committee meetings in 2009.

Number of Meetings
Board	13
Audit Committee	8
Corporate Governance Committee	3
HR Committee	4

Six of the board’s 11 scheduled meetings were held in person. The remaining five scheduled meetings and two unscheduled meetings in 2009 were held by telephone.

The following table sets forth the attendance of directors at board and committee meetings in 2009.

Meetings attended
Current directors	Board	Committee
David Thomson	13 of 13	–
W. Geoffrey Beattie	13 of 13	7 of 7
Niall FitzGerald, KBE	12 of 13	7 of 7
Thomas H. Glocer	12 of 13	–
Manvinder S. Banga	11 of 13	4 of 4
Mary Cirillo	12 of 13	7 of 7
Steven A. Denning	13 of 13	4 of 4
Lawton Fitt	12 of 13	8 of 8
Roger L. Martin	11 of 13	6 of 8
Sir Deryck Maughan	11 of 13	3 of 3
Ken Olisa	13 of 13	8 of 8
Vance K. Opperman	13 of 13	8 of 8
John M. Thompson	13 of 13	10 of 11
Peter J. Thomson	13 of 13	–
John A. Tory	13 of 13	4 of 4

Risk Management and Internal Controls

Risk Management

Our enterprise risk management (ERM) process is managed by the General Counsel of our company. On a semi-annual basis, Mr. Glocer’s executive committee undertakes formal risk reviews. For our business units and functional departments, ERM is an ongoing process under continuous review.

The ERM process is designed to enhance the identification and mitigation of risk throughout Thomson Reuters, and to assist the Audit Committee in complying with its corporate governance oversight responsibility for risk management (which is part of our overall internal controls). The ERM process is intended to:

•	systematically and comprehensively identify significant operational, strategic, reputational and other risks in our businesses;

•	assess the impact of those significant risks; and

•	implement action plans and internal controls addressing the risks.

Thomson Reuters Management Information Circular

On an annual basis, the Audit Committee reviews and discusses identified risks and the steps that management is taking to manage and mitigate the risks.

Internal Control over Financial Reporting

We establish and maintain internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. We have adopted the Committee of Sponsoring Organizations of the Treadway Commission (COSO) guidance for implementing our internal control framework as part of compliance with the Sarbanes-Oxley Act and applicable Canadian securities law.

The Corporate Compliance and Audit department prepares and oversees the overall plan for internal control over financial reporting. Corporate Compliance and Audit identifies certain entities and/or significant accounts to be within the scope of its internal controls activities. Based on templates completed related to in-scope activities, Corporate Compliance and Audit evaluates responses and develops an audit scope which is presented to the Audit Committee for its review and approval. During the second half of 2009, the Corporate Compliance and Audit department tested applicable controls in order to achieve compliance with the required year-end evaluation of the effectiveness of the internal control system. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2009. Results of the evaluation were reviewed with the Audit Committee, on behalf of the board.

Disclosure and Communications Controls and Procedures

We have adopted disclosure controls and procedures to ensure that all information required to be disclosed by us in reports and filings with Canadian and U.S. securities regulatory authorities and stock exchanges and other written and oral information that we publicly disclose is recorded, processed, summarized and reported accurately and within the time periods specified by rules and regulations of the securities regulatory authorities. These disclosure controls and procedures are also designed to ensure that this information is accumulated and communicated to management (including the CEO and CFO), as appropriate, to allow timely decisions regarding required disclosure. These disclosure controls are reviewed and approved annually by the board and the disclosure committee.

Certifications

As required by applicable Canadian and U.S. securities laws, our CEO and CFO provide certifications that they have reviewed our annual and quarterly reports, that the report contains no untrue statements or omissions of material facts and that the report fairly presents our financial condition, results of operations and cash flows. In addition, the CEO and CFO make certifications regarding our disclosure controls and procedures and internal control over financial reporting. Our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2009.

Corporate Communications

On a day-to-day basis, inquiries or other communications from shareholders, analysts and the media to management are answered by our investor relations and media relations departments or referred to another appropriate person in our company.

Senior executives meet regularly with financial analysts and institutional investors, and our earnings conference calls are broadcast live via webcast and are accessible to interested shareholders, the media and members of the public. Presentations given by senior executives at investor conferences are promptly made public in the “Investor Relations” section of our website. Non-management directors are offered the opportunity to attend meetings with major shareholders and from time to time, some directors attend our presentations.

The Chairman and other directors (along with the CEO, CFO and other members of senior management) are available at our annual meeting to answer questions from shareholders.

Thomson Reuters Management Information Circular

Transactions Involving Directors or Officers

In the case of any potential or actual conflict of interest, each director or executive officer is required to inform the board. Unless otherwise expressly determined by the board or relevant committee of the board, a director or officer who has a conflict of interest in a matter before the board or such committee must not attend any part of a meeting during which the matter is discussed or participate in any vote on the matter and may be required to take other steps to avoid the conflict of interest. Significant related party transactions are considered by the Corporate Governance Committee or, where appropriate, a special committee of independent directors or the full board. For more information about related party transactions in the last three years, please see our 2009 annual management’s discussion and analysis, which is contained in our 2009 annual report.

Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics applies to all employees, directors and officers, including our CEO, CFO and Controller. All employees, directors and officers are required to submit an acknowledgement that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. In an effort to promote further a culture of ethical business conduct throughout Thomson Reuters, a mandatory online training course related to the Code was launched in the first quarter of 2010. The Corporate Governance Committee receives an annual report regarding the Code from the General Counsel.

In 2009, no material violations by our directors or executive officers were reported for the Code of Business Conduct and Ethics. Also, no waivers under the Code were sought by or granted to any of our directors or executive officers in 2009.

A copy of our Code is available on our website, www.thomsonreuters.com, as well as on www.sedar.com and www.sec.gov.

Thomson Reuters Trust Principles and Thomson Reuters Founders Share Company

Our company is dedicated to upholding the Thomson Reuters Trust Principles and to preserving its independence, integrity and freedom from bias in the gathering and dissemination of information and news.

The Trust Principles are:

—	That Thomson Reuters shall at no time pass into the hands of any one interest, group or faction;

—	That the integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved;

—
That Thomson Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Thomson Reuters has or may have contracts;

—	That Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

—
That no effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain its leading position in the international news and information business.

Thomson Reuters Founders Share Company was established in 1984 when Reuters became a public company. The directors of the Founders Share Company have a duty to ensure, to the extent possible, that the Trust Principles are complied with. We have issued a Founders Share to the Founders Share Company which enables it to exercise extraordinary voting power to safeguard the Trust Principles. The directors of the Founders Share Company are experienced and eminent people from the world of politics, diplomacy, journalism, public service and business. They generally have all held high offices in their respective sectors and one has even been imprisoned as a proponent of democracy. The directors are selected by a nomination committee and proposed to the board of the Founders Share Company for appointment. The nomination committee also has unique features. Two of its members are judges from the European Court of Human Rights and assist in scrutinizing candidates’ suitability. Our board has two representatives on the nomination committee and the Founders Share Company’s board has five representatives, including its chairman, who also chairs the committee. Other members are representatives of the press associations from the United Kingdom, Australia and New Zealand. Under a Thomson Reuters Trust Principles Support Agreement, Woodbridge has agreed to support the Trust Principles and to exercise its voting rights to give effect to this support. For additional information about the Founders Share Company, its directors and a Founders Share that our company has issued to the Founders Share Company, please see our 2009 annual report.

Thomson Reuters Management Information Circular

Communication with the Board

Shareholders and other interested parties may contact the board or its non-management or independent directors as a group, or the directors who preside over their meetings, by writing to them c/o Secretary to the Board, 65 Queen Street West, Suite 2400, Toronto, Ontario M5H 2M8, Canada.

2010 Annual Meeting - Questions from Shareholders

At the annual meeting, shareholders in attendance in Toronto will be provided with an opportunity to ask questions to our board, CEO and CFO. If you are a shareholder who is viewing the meeting by webcast or is unable to attend this year’s meeting in person but have a question, you may e-mail your question to investor.relations@thomsonreuters.com or mail your question to the Secretary to the Board at the address noted above in the “Communication with the Board” section. While we will seek to respond to as many shareholder questions as possible at the meeting, we cannot assure you that all questions will be able to be addressed at the meeting. If we are unable to address your question at the meeting, we will separately provide a response to you.

SHARE REPURCHASE PROGRAM

In 2009, we filed a notice of intention to make a normal course issuer bid to enable us to purchase up to 15,000,000 common shares. The notice provides that we may purchase these shares between May 13, 2009 and May 12, 2010 at prevailing market prices in amounts and at times to be determined by our company. We may make purchases through the TSX or the NYSE. Common shares that we purchase under the bid are cancelled. In 2009, we did not repurchase any common shares. A copy of the notice of intention is available at www.sedar.com and www.sec.gov and may also be obtained without charge from our Investor Relations Department at the address listed below.

Thomson Reuters Management Information Circular

ADDITIONAL INFORMATION

Our Code of Business Conduct and Ethics, corporate governance guidelines and committee charters are available in print to any shareholder who requests a copy in writing to: Thomson Reuters, Attention: Investor Relations Department, 3 Times Square, New York, New York 10036, United States or by an e-mail request sent to investor.relations@thomsonreuters.com. These documents are also available on our website.

Financial information about our company is provided in our consolidated financial statements and MD&A. You can obtain copies of these financial statements and MD&A by contacting our Investor Relations Department by mail or e-mail as indicated in the paragraph immediately above. You can also find these financial statements and MD&A on our website, www.thomsonreuters.com. Additional information regarding our Audit Committee that is required to be disclosed pursuant to Canadian Securities Administrators National Instrument Form 52-110F1 is included in our 2009 annual report.

You may access other information about our company, including our continuous disclosure materials, reports, statements and other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC through EDGAR at www.sec.gov.

Under NYSE listing standards, we are required to disclose any significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards. There is only one significant difference between our corporate governance practices and those required of domestic companies under NYSE listing standards. NYSE listing standards require shareholder approval of all “equity compensation plans” and material revisions to these types of plans (with limited exceptions). TSX rules require shareholder approval of security based compensation arrangements only for plans which involve newly issued shares or specified amendments to the plans. Similar to a number of other Canadian issuers, our company follows the TSX rules.

DIRECTORS’ APPROVAL

The contents and mailing to shareholders of this circular have been approved by the board of directors of Thomson Reuters Corporation.

/s/ David W. Binet
David W. Binet

Secretary to the Board
March 26, 2010

Thomson Reuters Management Information Circular

APPENDIX A

Stock Incentive Plan
Eligibility	Any employee or officer of Thomson Reuters (as may be determined by the HR Committee). Directors who are not employees or officers of our company are not eligible to participate in the plan.
Purpose
Provide an additional incentive to participants, encourage stock ownership by them and thereby increase their proprietary interest in our company’s success and their desire to remain with Thomson Reuters.

Maximum number of shares issuable	50,000,000 shares
Issued as of December 31, 2009	4,848,476 shares, representing approximately 0.6% of our total issued and outstanding shares
Available for issue as of December 31, 2009	45,151,524 shares
Other limits	•
The maximum number of shares that may be issued under the stock incentive plan is 50,000,000 (provided that not more than 5,000,000 shares may be issued under grants other than stock options, stock appreciation rights (SARs) or RSUs). Shares may consist, in whole or in part, of common shares issued from treasury or purchased on the open market or any combination thereof.

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The maximum number of shares that may be issued under plan awards held by any one person under the plan must not exceed 5% of our outstanding common shares determined on a non-diluted basis. The maximum number of shares for which plan awards may be granted and which may be otherwise awarded under the plan to any individual during any one-year period is 2,500,000.

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The maximum number of shares which may be issued under plan awards held by a participant granted under the plan and under any other share compensation arrangement of Thomson Reuters (i) to all “insiders” may not exceed 10% of the aggregate number of our outstanding common shares as determined on a non-diluted basis, and (ii) to all “insiders” and such insiders’ “associates” during any one-year period may not exceed 5% of the aggregate number of our outstanding common shares as determined on a non-diluted basis.

•
The maximum number of shares that may be issued through incentive stock options (ISOs) under the plan is 5,000,000. Shares subject to awards which are cancelled, expired, forfeited or terminated without having been exercised are available for new awards under the stock incentive plan.

Types of awards that may be issued	Non-qualified stock options, ISOs, SARs and awards of RSUs. Through March 26, 2010, we have only issued non-qualified stock options and RSUs under this plan.
Maximum option term	10-year expiration date from the date of grant.
Exercise price of options	Equal to the closing price of our shares on the trading day immediately preceding the date of the grant.
Vesting and exercise of options	Stock options must be vested before they can be exercised. Options vest 25% each year over a four year period.
Expiration of options
Options, SARs and RSUs cease to be exercisable according to the terms of the applicable award agreement, or as may be determined by the HR Committee, in the event that a participant ceases to be an employee or officer of Thomson Reuters. Options, RSUs and PRSUs granted in 2009 are subject to early expiration or vesting in certain circumstances, including death, disability, retirement and termination.

Thomson Reuters Management Information Circular

Stock Incentive Plan (cont’d)
Plan amendments and changes	The board and/or the HR Committee may make any amendments to the plan or any outstanding award without seeking shareholder approval, except for an amendment which:
•
increases the maximum number of shares that can be issued under the plan, including an increase to a fixed number of such shares or a change from a fixed number of such shares to a fixed maximum percentage;

	•	increases the maximum number of shares which may be issued under the awards held by a participant;
•
reduces the exercise price of an award (including a cancellation and re-grant of an award, constituting a reduction of the exercise price of such award), except in connection with maintaining the value of an award in connection with a change in the number of the outstanding common shares by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

	•	extends the term of an award beyond its original expiry date, except where the expiry date would have occurred in a blackout period;
•
changes the provisions relating to the transferability of an award, other than for a transfer by will or the laws of descent and distribution, a transfer by a grantee to an entity which is controlled by the grantee or a transfer to a former spouse or domestic partner in connection with a legal obligation or settlement;

•
changes the provisions relating to adjustments in the number or kind of shares or securities reserved for issuance or subject to outstanding awards or the exercise price, in the event of any change in the number of the outstanding common shares by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

	•	extends eligibility to participate in the stock incentive plan to a director who is not an employee or officer of our company;
	•	changes the rights attaching to our common shares; or
	•	is required to be approved by shareholders under applicable laws, regulations or stock exchange rules.

Subject to certain exceptions, no such amendment may materially and adversely affect the rights of any participant in relation to any outstanding award granted under the plan without the consent of the affected participant. In 2009, we made administrative amendments to the stock incentive plan in connection with the unification of our DLC structure. These amendments did not require shareholder approval.

Exercise process	Cashless exercises permitted, as well as cash payments.
Transfers and assignments
Not possible other than by will or the laws of descent and distribution, a transfer by a participant to an entity which is controlled by a participant or a transfer to a former spouse or domestic partner of a participant in connection with a legal obligation or settlement. The HR Committee may also determine at the time of grant or thereafter that an award (other than an ISO) is transferable, to the extent permitted by applicable law, in whole or in part and in such circumstances and under such conditions as specified by the HR Committee.

Thomson Reuters Management Information Circular

Phantom Stock Plan
Eligibility	Any employee or officer of Thomson Reuters (as may be determined by the HR Committee). Non-employee directors are not eligible to participate in the plan.
Purpose	If tax or securities regulations make it impracticable or inefficient to make grants under the stock incentive plan, we may allocate units under this plan to executive officers and senior employees.
Maximum number of shares issuable	Not applicable, since all awards are cash-based.
Issued as of December 31, 2009	Not applicable, since all awards are cash-based.
Available for issue as of December 31, 2009	Not applicable, since all awards are cash-based.
Types of awards that may be issued	SARs and other cash-based awards.
Maximum SAR term	10-year expiration date from the date of grant.
Exercise price of SARs	Equal to the closing price of our shares on the trading day immediately preceding the date of the grant.
Vesting and exercise of SARs	SARs must be vested before they can be exercised. SARs vest 25% each year over a four year period.
Expiration of SARs	Identical to the provisions of the stock incentive plan described above.
Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.
Exercise process	Election made to Corporate Human Resources Department; no payments due upon exercise.
Transfers and assignments	Identical to the provisions of the stock incentive plan described above.

Deferred Compensation Plan
Eligibility	Limited number of key executives in the United States.
Purpose	Provide specified benefits to a select group of senior management who contribute materially to the continued growth, development and future business success of Thomson Reuters.
Maximum number of shares issuable	7,000,000
Issued as of December 31, 2009	493,065 shares, representing approximately 0.06% of our total issued and outstanding shares.
Available for issue as of December 31, 2009	6,506,935 shares
Types of equity-based awards that may be issued	Deferred share units (DSUs)
Types of deferrals	Annual base salary as well as annual/long-term incentive awards.
Election process	Irrevocable elections to participate in the plan are made before the beginning of the year.
Value of DSUs
Deferred cash can be converted into DSUs based on the closing price of our common shares on the day before the deferral or conversion. If a participant elects to hold DSUs, we credit his or her plan account with a 10% DSU match, which matching units generally vest over a period of four years. DSUs accumulate notional equivalents of dividends paid on our common shares.

Plan amendments and changes
Substantially similar to the provisions of the stock incentive plan described above. In 2009, we made administrative amendments to the deferred compensation plan in connection with the unification of our DLC structure and for tax-related considerations. These amendments did not require shareholder approval.

Vesting process	Participants are automatically vested in their DSUs. Matching DSUs vest as described above.
Transfers and assignments	Substantially similar to the provisions of the stock incentive plan described above.

Thomson Reuters Management Information Circular

Employee Stock Purchase Plans
Eligibility	Designated employees in the United States, United Kingdom, Canada and other countries.
Purpose	Provide eligible employees with an opportunity to purchase shares and to further align their interests with those of our shareholders.
Maximum number of shares issuable	14,000,000 shares (comprised of 8,000,000 for U.S. employee stock purchase plan and 6,000,000 for global employee stock purchase plan).
Issued as of December 31, 2009	3,599,913 shares, representing approximately 0.4% of our total issued and outstanding shares.
Available for issue as of December 31, 2009	10,400,087 shares
Types of equity-based awards that may be issued	Common shares
ESPP – key terms	•	The ESPP is voluntary. Eligible employees contribute to the ESPP through payroll deductions by designating from 1% to 10% of eligible compensation to be withheld.
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On the last business day of each calendar quarter, we use accumulated payroll deductions to buy common shares for participants. The price paid for shares is 85% of the closing price (i.e., a 15% discount) of our common shares on the NYSE on the last trading day of the quarter. Non-U.S. participants purchase shares in the local foreign currency equivalent of this amount.

•
A minimum holding period applies to all shares purchased under the ESPP. While a participant is a Thomson Reuters employee, shares purchased at the end of a calendar quarter may not be sold until the next quarterly offering period ends.

•
Employees may elect to change or suspend payroll deductions during each quarterly offering period and may elect to withdraw from the ESPP at least 10 business days before a quarterly purchase date. If an individual ceases to be an eligible employee of Thomson Reuters, he or she is considered to have withdrawn from the ESPP. If ESPP enrollment is cancelled, an employee may withdraw all of his or her payroll deductions from the ESPP that have not been used to purchase shares.

SAYE	For employees based in the United Kingdom, the global employee stock purchase plan provided in 2009 operated as a Sharesave or “Save-As-You-Earn” plan.
Plan amendments and changes
Substantially similar to the provisions of the stock incentive plan described above. In 2009, we made administrative amendments to the ESPP in connection with the unification of our DLC structure. These amendments did not require shareholder approval.

Transfers and assignments	Not possible other than by the laws of descent and distribution.

401(k) Retirement Savings Plan
Eligibility	Substantially all of our U.S. employees.
Purpose	Provide eligible employees with a tax-qualified company-sponsored retirement savings plan.
Maximum number of shares issuable	Shares for our 401(k) retirement savings plan are currently purchased in the open market.
Issued as of December 31, 2009	Not applicable, since shares are purchased in the open market.
Available for issue as of December 31, 2009	Not applicable, since shares are purchased in the open market.
Contributions
Participating employees can contribute up to 25% of their eligible compensation on a combined before-tax or after-tax basis. We also make a company matching contribution to amounts contributed by participating employees. Effective January 1, 2009, the maximum before-tax contribution that can be made by a participating employee is $16,500 per year (or $22,000 per year for certain participants age 50 and over).

Investment options	As of March 26, 2010, the plan had a number of different investment options, one of which was a company stock fund. Employees only contribute to the company stock fund if they have elected to do so.
Plan amendments
Substantially similar to the provisions of the stock incentive plan described above. In 2009, we made certain technical amendments to this plan, primarily related to acquisitions and dispositions of businesses and for administrative purposes. These amendments did not require shareholder approval.

Thomson Reuters Management Information Circular

THOMSON REUTERS

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